These Consolidated Financial Statements are Originally Issued in Indonesian Language.

PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2000, 2001 And 2002

(Expressed in Rupiah)

Consolidated Financial Statements

With Independent Accountants’ Review Report

Three Months Ended March 31, 2005

With Comparative Figures for 2004

PT INDOSAT Tbk

AND SUBSIDIARIES

1

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

THREE MONTHS ENDED MARCH 31, 2005

WITH COMPARATIVE FIGURES FOR 2004

Table of Contents

Page

Independent Accountants’ Review Report

Consolidated Balance Sheet.…………………………………………………………………………..

1 - 4

Consolidated Statement of Income…………………………………………………………………….

5 - 6

Consolidated Statement of Changes in Stockholders’ Equity….…………………………………..

7 - 8

Consolidated Statement of Cash Flows.………………………………………………………………

9

Notes to Consolidated Financial Statements.………………………………………………………..

10 - 95

***************************

This report is originally issued in Indonesian language.

Independent Accountants’ Review Report

Report No. RPC-4156

Stockholders and Boards of Commissioners and Directors

PT Indosat Tbk

We have reviewed the consolidated balance sheet of PT Indosat Tbk (“the Company”) and Subsidiaries as of March 31, 2005, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the three months then ended. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with auditing standards established by the Indonesian Institute of Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Indonesia, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements referred to above in order for them to be in conformity with generally accepted accounting principles in Indonesia.

As described in Note 4, the Company early adopted Statement of Financial Accounting Standards (“SAK”) 24 (Revised 2004), “Accounting for Employee Benefits”, and SAK 38 (Revised 2004), “Accounting for Restructuring Transactions of Entities under Common Control”. The 2004 consolidated financial statements have been restated to reflect the retrospective application of these SAKs.

The accompanying consolidated balance sheet of the Company as of March 31, 2004, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the three months then ended were not audited or reviewed by us and, accordingly, we do not express an opinion or any other form of assurance on them.

Prasetio, Sarwoko & Sandjaja

Drs. Hari Purwantono

Public Accountant License No. 98.1.0065

May 12, 2005

The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Indonesia. The standards, procedures and practices to review such financial statements are those generally accepted and applied in Indonesia.

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

2004

(As Restated -

2005

Notes

Note 4)

2005

(Note 3)

Rp

Rp

US$

ASSETS

CURRENT ASSETS

Cash and cash equivalents

2d,5,30

4,401,168

3,222,838

339,962

Short-term investments - net

of allowance for decline in

value of Rp25,395 in 2004 and

 Rp27,459 in 2005

2e

89,387

37,716

3,978

Accounts receivable

Trade

2f,17

Related parties

PT Telekomunikasi

Indonesia Tbk (“Telkom”)

- net of allowance for

doubtful accounts of

Rp95,194 in 2004

and Rp88,880 in 2005

6,30

354,087

139,690

14,735

Others - net of allowance

for doubtful accounts of

Rp59,351 in 2004

and Rp72,922 in 2005

30

275,239

131,110

13,830

Third parties - net of allowance

for doubtful accounts of

Rp377,121 in 2004

and Rp428,308 in 2005

7

898,800

975,290

102,879

Others - net of allowance

for doubtful accounts of

Rp41,185 in 2004 and

Rp39,728 in 2005

2f,30e

15,063

114,799

12,110

Inventories

2g

121,700

147,742

15,585

Derivative assets

2r,32

14,511

-

-

Advances

201,284

62,734

6,617

Prepaid taxes

8,15

1,253,720

721,881

76,148

Prepaid expenses

2h,2q,29,30

108,463

212,358

22,401

Other current assets

2d,30

27,617

6,470

682

Total Current Assets

7,761,039

5,772,628

608,927

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET (continued)

March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

2004

(As Restated -

2005

Notes

Note 4)

2005

(Note 3)

Rp

Rp

US$

NON-CURRENT ASSETS

Due from related parties - net of

allowance for doubtful

accounts of Rp54,254 in 2004

and Rp11,767 in 2005

2f,30

69,941

43,223

4,559

Deferred tax assets - net

2t,15

59,116

38,221

4,032

Investments in associated

companies - net of allowance

for decline in value of Rp83,490

in 2004 and Rp72,444 in 2005

2i,9

33,151

438

46

Other long-term investments - net of

allowance for decline in value of

Rp247,816 in 2004 and

Rp221,567 in 2005

2i,10

102,157

4,730

499

Property and equipment

2j,2k,2p,

11,17,24

Carrying value

22,825,066

29,130,250

3,072,811

Accumulated depreciation

(8,334,904

)

(11,171,445

)

(1,178,422)

Impairment in value

(99,621

)

(99,621

)

(10,509)

Net

14,390,541

17,859,184

1,883,880

Goodwill and other

intangible assets - net

2c,2l,12

3,261,849

2,929,488

309,018

Long-term receivables

30e

119,276

127,508

13,450

Long-term prepaid pension - net

of current portion

2q,29,30

130,924

174,457

18,403

Long-term advances

13,30

215,492

320,882

33,848

Others

2d,2h,17,

30,32

330,591

410,768

43,330

Total Non-current Assets

18,713,038

21,908,899

2,311,065

TOTAL ASSETS

26,474,077

27,681,527

2,919,992

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET (continued)

March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

2004

(As Restated -

2005

Notes

Note 4)

2005

(Note 3)

Rp

Rp

US$

LIABILITIES AND STOCKHOLDERS’

EQUITY

CURRENT LIABILITIES

Short-term loans

30

16,690

-

-

Accounts payable - trade

Related parties

30

16,528

4,838

510

Third parties

183,607

190,424

20,087

Procurement payable

14

1,810,503

2,111,473

222,729

Taxes payable

2t,15

304,397

110,313

11,636

Accrued expenses

16,24,

29,30

946,443

925,195

97,595

Unearned income

2o

478,339

625,912

66,024

Deposits from customers

62,998

24,798

2,616

Derivative liabilities

2r,32

15,243

278,186

29,345

Current maturities of long-term

debts

2m,17

Related parties

84,095

-

-

Third parties

112,125

60,849

6,419

Other current liabilities

35,897

10,158

1,071

Total Current Liabilities

4,066,865

4,342,146

458,032

NON-CURRENT LIABILITIES

Due to related parties

30

2,425

27,548

2,906

Deferred tax liabilities - net

2t,15

191,160

527,936

55,689

Long-term debts - net of current

maturities

2m,17

Related parties

30

924,321

626,546

66,091

Third parties

926,550

674,628

71,163

Bonds payable

2m,18

7,307,236

7,582,634

799,856

Other non-current liabilities

209,749

220,519

23,262

Total Non-current Liabilities

9,561,441

9,659,811

1,018,967

MINORITY INTEREST

2b

153,116

170,474

17,983

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET (continued)

March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

2004

(As Restated -

2005

Notes

Note 4)

2005

(Note 3)

Rp

Rp

US$

STOCKHOLDERS’ EQUITY

Capital stock - Rp100 par value

(as restated) per A share and B share

Authorized - 1 A share and

19,999,999,999 B shares

(as restated)

Issued and fully paid - 1 A share

and 5,177,499,999 B shares

(as restated) in 2004, and

1 A share and 5,287,115,999

B shares in 2005

19

517,750

528,712

55,772

Premium on capital stock

19

673,075

884,353

93,286

Difference in value from restructuring

transactions of entities under

common control

2c,4,10

-

-

-

Difference in transactions of equity

changes in associated

companies/subsidiaries

2i

403,812

403,812

42,596

Stock options

2n,20

39,696

109,295

11,529

Difference in foreign currency

translation

312

369

39

Retained earnings

Appropriated

17,890

33,590

3,543

Unappropriated

11,040,120

11,548,965

1,218,245

Total Stockholders’ Equity

12,692,655

13,509,096

1,425,010

TOTAL LIABILITIES AND

STOCKHOLDERS’ EQUITY

26,474,077

27,681,527

2,919,992

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

             2004

     (As Restated -

                    2005

Notes

           Note 4)

              2005

          (Note 3)

                Rp

                Rp

              US$

OPERATING REVENUES

            2o,30

Cellular

21,34,35,36

1,721,591

2,153,196

227,130

Fixed Telecommunication

22,34,35,36

440,008

320,858

33,846

Multimedia, Data Communication,

Internet (“MIDI”)

23

348,439

391,369

41,284

Other services

8,144

137

14

Total Operating Revenues

2,518,182

2,865,560

302,274

OPERATING EXPENSES

               2o

Depreciation and amortization

2j,11,12

598,738

757,763

79,933

Personnel

2n,2p,2q,20,24,29,30

283,687

327,319

34,527

Administration and general

26,30

135,287

169,713

17,902

Maintenance

2j,2p

117,838

134,030

14,138

Compensation to telecommunications carriers

and service providers

25,30,34

149,167

111,864

11,800

Marketing

90,287

80,867

8,530

Leased circuits

30

23,802

37,853

3,993

Other costs of services

27,30

339,152

390,939

41,239

Total Operating Expenses

1,737,958

2,010,348

212,062

OPERATING INCOME

780,224

855,212

90,212

OTHER INCOME (EXPENSES)

2o

Interest income

30

58,131

39,344

4,150

Financing cost

2m,17,18,28, 30

(299,573

)

(290,105

)

(30,602)

Loss on change in fair value of derivatives - net

2r,32

(732

)

(104,868

)

(11,062)

Gain (loss) on foreign exchange - net

2s

7,202

(67,243

)

(7,093)

Amortization of goodwill

2l,12

(56,587

)

(56,587

)

(5,969)

Gain on sale of investment in associated company

9,30

323,600

-

-

Gain (loss) on sale of other long-term investments

10

110,929

(1,046

)

(110

)

Others - net

4,566

47,686

5,030

Other Income (Expenses) - Net

147,536

(432,819

)

(45,656)

EQUITY IN NET INCOME

OF ASSOCIATED COMPANIES

             2i,9

1,510

-

-

INCOME BEFORE INCOME TAX

929,270

422,393

44,556

INCOME TAX EXPENSE

             2t,15

Current

16,355

96,956

10,227

Deferred

267,715

34,562

3,646

Total Income Tax Expense

284,070

131,518

13,873

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME (continued)

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

              2004

      (As Restated -

                   2005

Notes

            Note 4)

              2005

         (Note 3)

               Rp

               Rp

             US$

INCOME BEFORE MINORITY INTEREST

IN NET INCOME OF SUBSIDIARIES

645,200

290,875

30,683

MINORITY INTEREST IN NET INCOME OF

SUBSIDIARIES

    2b

(7,310

)

(8,064)

(851)

NET INCOME

637,890

282,811

29,832

BASIC EARNINGS PER SHARE

           2v,19,31

123.20

54.19

0.01

DILUTED EARNINGS PER SHARE

        2v,19,20,31

122.89

53.97

0.01

BASIC EARNINGS PER ADS (50 B shares

per ADS)

2v,19,31

6,160.21

2,709.25

0.29

DILUTED EARNINGS PER ADS

2v,19,20,31

6,144.72

2,698.62

0.28

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of rupiah)

Three Months Ended March 31, 2004 (As Restated - Note 4)

Difference in Value

Difference in

from Restructuring

Transactions

Difference

Capital Stock -

Transactions of

of Equity Changes

in Foreign

Retained Earnings

Issued and

Premium on

Entities under

in Associated

Stock

Currency

Description

Notes

Fully Paid

Capital Stock

Common Control

Companies/Subsidiaries

Options

Translation

Appropriated

Unappropriated

Net

Balance as of January 1, 2004 as previously reported

517,750

673,075

4,499,947

403,812

24,809

316

17,890

6,061,311

12,198,910

•

Adjustment arising from early adoption of SAK 24

(Revised 2004) - net of applicable income tax of Rp68,156

4

-

-

-

-

-

-

-

(159,028

)

(159,028)

•

Adjustment arising from early adoption of SAK 38

(Revised 2004)

4

-

-

(4,499,947

)

-

-

-

-

4,499,947

-

Balance as of January 1, 2004, as restated

517,750

673,075

-

403,812

24,809

316

17,890

10,402,230

12,039,882

Proportionate three months’ compensation expense relating to

Employee Stock Option Program (“ESOP”) Phase I

2n,20

-

-

-

-

14,887

-

-

-

14,887

Increase in difference in foreign currency translation arising from the translation of the financial statements of

Indosat Finance Company B.V. from European euro to

rupiah - net of applicable income tax of Rp2

2b

-

-

-

-

-

(4

)

-

-

(4

)

Net income for the period, as previously reported

-

-

-

-

-

-

-

556,413

556,413

•

Adjustment arising from early adoption of SAK 24

(Revised 2004) and SAK 38 (Revised 2004) - net of

applicable income tax of  Rp34,919

4

-

-

-

-

-

-

-

81,477

81,477

Net income for the period, as restated

-

-

-

-

-

-

-

637,890

637,890

Balance as of March 31, 2004, as restated

517,750

673,075

-

403,812

39,696

312

17,890

11,040,120

12,692,655

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of rupiah)

Three Months Ended March 31, 2005

Difference in Value

Difference in

from Restructuring

Transactions

Difference

Capital Stock -

Transactions of

of Equity Changes

in Foreign

Retained Earnings

Issued and

Premium on

Entities under

in Associated

Stock

Currency

Description

Notes

Fully Paid

Capital Stock

Common Control

Companies/Subsidiaries

Options

Translation

Appropriated

Unappropriated

Net

Balance as of January 1, 2005

528,531

880,869

-

403,812

71,207

429

33,590

11,266,154

13,184,592

ESOP:

•

Issuance of capital stock resulting from the exercise

of ESOP Phase I

19

181

3,484

-

-

-

-

-

-

3,665

•

Proportionate three months’ compensation expense

relating to ESOP Phase II

          2n,20

-

-

-

-

38,920

-

-

-

38,920

•

Realization of stock option resulting from the exercise of

ESOP Phase I

2n,20

-

-

-

-

(832

)

-

-

-

(832)

Increase in difference in foreign currency translation arising from the translation of the financial statements of

Indosat Finance Company B.V. from European euro to

rupiah - net of applicable income tax of Rp10

2b

-

-

-

-

-

(23

)

-

-

(23

)

Increase in difference in foreign currency translation arising from the translation of the financial statements of Satelindo

International Finance B.V. from U.S. dollars to rupiah -

net of applicable income tax of Rp16

2b

-

-

-

-

-

(37

)

-

-

(37

)

Net income for the period

-

-

-

-

-

-

-

282,811

282,811

Balance as of March 31, 2005

528,712

884,353

-

403,812

109,295

369

33,590

11,548,965

13,509,096

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars)

                    2005

Notes

             2004

              2005

          (Note 3)

                Rp

               Rp

             US$

CASH FLOWS FROM OPERATING ACTIVITIES

Cash received from:

Customers

2,181,346

2,826,827

298,188

Interest income

60,109

44,242

4,667

Other income - net

69,237

-

-

Cash paid for:

Employees and suppliers

(603,459

)

(898,310

)

(94,758)

Financing cost

(320,764

)

(343,371

)

(36,220)

Taxes

(21,948

)

(292,341

)

(30,838)

Other operating expenses

(58,621

)

(128,835

)

(13,590)

Other expense - net

-

(1,365

)

(144)

Net Cash Provided by Operating Activities

1,305,900

1,206,847

127,305

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of investment

9,10

683,615

32,890

3,469

Acquisitions of property and equipment

11

(886,566

)

(1,210,591

)

(127,700)

Increase in restricted cash and cash equivalents

-

(93,523

)

(9,865)

Purchase of short-term investments

(23,950

)

(38,549

)

(4,066)

Increase in advances for purchase of

property and equipment

(121,663

)

(30,081

)

(3,173)

Proceeds from sale of property and equipment

11

170

-

-

Net Cash Used in Investing Activities

(348,394

)

(1,339,854)

(141,335)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from exercise of ESOP Phase I

-

2,860

302

Proceeds from long-term debts

-

1,330

140

Repayment of long-term debts

(1,064,462

)

(604,029

)

(63,716)

Increase in restricted cash and cash equivalents

-

(485

)

(51)

Repayment of short-term loans

(1,384

)

-

-

Net Cash Used in Financing Activities

(1,065,846

)

(600,324

)

(63,325)

NET DECREASE IN CASH AND

CASH EQUIVALENTS

(108,340

)

(733,331

)

(77,355)

CASH AND CASH EQUIVALENTS AT BEGINNING

OF PERIOD

4,509,508

3,993,585

421,264

BEGINNING BALANCE OF CASH AND CASH

EQUIVALENTS OF A DIVESTED SUBSIDIARY

1d

-

(37,416

)

(3,947)

CASH AND CASH EQUIVALENTS AT END

OF PERIOD

5

4,401,168

3,222,838

339,962

DETAILS OF CASH AND CASH EQUIVALENTS:

Cash on hand and in banks

405,448

124,376

13,120

Time deposits with original maturities

of three months or less

3,995,720

3,098,462

326,842

Cash and cash equivalents as stated

in the consolidated balance sheet

4,401,168

3,222,838

339,962

SUPPLEMENTAL CASH FLOW INFORMATION:

Transactions not affecting cash flows:

Acquisitions of property and

equipment

on account credited to procurement

payable

10,500

118,198

12,468

Sale of other long-term investment

10

-

96,381

10,167

Stock options

14,887

38,920

4,105

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

1.

GENERAL

a.

Company’s Establishment

PT Indosat Tbk (formerly PT Indonesian Satellite Corporation Tbk) (“the Company”) was established in the Republic of Indonesia on November 10, 1967 within the framework of the Indonesian Foreign Investment Law No. 1 of 1967 based on the notarial deed No. 55 of Mohamad Said Tadjoedin, S.H. The deed of establishment was published in Supplement No. 24 of State Gazette No. 26 dated March 29, 1968 of the Republic of Indonesia. In 1980, the Company was sold to the Government of the Republic of Indonesia and became a State-Owned Company (Persero).

On February 7, 2003, the Company received the approval from the Investment Coordinating Board (BKPM) in its Letter No. 14/V/PMA/2003 for the change of its legal status from a State-Owned Company (Persero) into a Foreign Capital Investment Company. Subsequently, on March 21, 2003, the Company received the approval from the Ministry of Justice and Human Rights of the Republic of Indonesia on the amendment of its articles of association to reflect the change of its legal status.

The Company’s articles of association has been amended from time to time. The latest amendment was covered by notarial deed No. 79 dated January 14, 2005 of Aulia
Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) concerning the change in the number of the Company’s issued and fully paid capital stock. The latest amendment of the Company’s articles of association has been approved by the Ministry of Justice and Human Rights of the Republic of Indonesia based on its letter No.C-03065 HT.01.04.TH 2005 dated February 14, 2005.

According to article 3 of its articles of association, the Company shall engage in providing telecommunications networks and/or services as well as informatics business by conducting the following activities:

•

Provision of telecommunications networks and/or services and informatics business

•

Planning of services, construction of infrastructure and provision of telecommunications and informatics business facilities, including supporting resources

•

Carrying out operational services (comprising the marketing and sale of telecommunications networks and/or services and informatics business provided by the Company), maintenance, research and development of telecommunications and informatics business infrastructure and/or facilities, and providing education and training both locally and overseas

•

Engaging in services which are relevant to the development of telecommunications networks and/or services and informatics business.

The Company started its commercial operations in 1969.

Based on Law No. 3 of 1989 on telecommunications and pursuant to Government Regulation No. 77 of 1991, the Company has been confirmed as an international telecommunications service provider.

In 1999, the Government issued Law No. 36 on telecommunications (“Telecommunications Law”) which took effect starting on September 8, 2000. Under the Law, telecommunications activities cover:

•

Telecommunications networks

•

Telecommunications services

•

Special telecommunications services.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

National state-owned companies, regional state-owned companies, privately owned companies and cooperatives are allowed to provide telecommunications networks and services. Individuals, government institutions and legal entities, other than telecommunications networks and service providers, are allowed to render special telecommunications services.

The Telecommunications Law prohibits activities that result in monopolistic practices and unhealthy competition, and expects to pave the way for market liberalization.

On August 14, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an in-principle license as a nationwide Digital Communication System (“DCS”) 1800 telecommunications provider as compensation for the early termination effective August 1, 2003 of the rights on international telecommunications services given to the Company prior to the granting of such license. On August 23, 2001, the Company obtained the operating license from the Ministry of Communications. Subsequently, based on Decree No. KP. 247 dated November 6, 2001 issued by the Ministry of Communications, the operating license was transferred to the Company’s subsidiary, PT Indosat Multi Media Mobile (see “d” below).

On September 7, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, also granted the Company in-principle licenses for local and domestic long-distance telecommunications services as compensation for the termination of its rights on international telecommunications services. On the other hand, Telkom was granted an in-principle license for international telecommunications services as compensation for the early termination of Telkom’s right on local and domestic long-distance telecommunications services.

Based on a letter dated August 1, 2002 from the Ministry of Communications, the Company was granted an operating license for fixed local telecommunication network covering Jakarta and Surabaya. This operating license was converted to become a national license on April 17, 2003 based on Decree No. KP.130 Year 2003 of the Ministry of Communications. The values of the above licenses granted to Telkom and the Company on the termination of their exclusive rights on local/domestic and international telecommunications services, respectively, have been determined by an independent appraiser.

Based on Article IX of a Shares Purchase Agreement dated December 15, 2002 between the Government of the Republic of Indonesia and Indonesia Communications Limited (“ICL”) (Note 19), the Government agreed to undertake and covenant with ICL that it shall pay on behalf of the Company any liability, amount or claim required to be paid or suffered by the Company in relation to the surrender of above exclusivity rights.

On June 28, 2001, the Government of the Republic of Indonesia, through the Directorate General of Post and Telecommunications, granted the Company an in-principle license for Voice over Internet Protocol (“VoIP”) service. On April 26, 2002, the Company was granted an operating license for VoIP with national coverage. The Company’s operating license for VoIP will be evaluated every 5 years from the date of issuance.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

On March 15, 2004, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an operating license for nationwide closed fixed communications network (e.g. VSAT, frame relay, etc.) and GSM cellular mobile network (including its basic telephony services). Subsequently, on May 21, 2004, the Government, through the Ministry of Communications, also granted the Company an operating license for fixed network and basic telephony services which covers the provision of local, national long-distance, and international long-distance telephony services. The licenses granted are subject to certain minimum development and operating performance requirements. These aforementioned licenses replaced the various licenses and rights previously granted to the Company by the Government.

On October 18, 2004, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an in-principle license for third generation (3G) mobile communications technology.

The Company is domiciled at Jalan Medan Merdeka Barat No. 21, Jakarta and has international gateways located in Jakarta, Medan, Batam, Surabaya and Denpasar.

b.

Company’s Public Offerings

All of the Company’s B shares have been registered with and traded on the Jakarta Stock Exchange and Surabaya Stock Exchange since 1994. The Company’s American Depositary Shares [ADS, each representing 50 B shares (as restated)] have also been traded on the New York Stock Exchange since 1994.

c.

Employees, Directors and Commissioners

d.

e.

Based on a resolution at each of the (i) Stockholders’ Extraordinary Meeting held on December 27, 2002 which is notarized under Deed No. 41 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.) on the same date and (ii) Annual Stockholders’ General Meeting held on June 22, 2004 which is notarized under Deed No. 124 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date, the composition of the Company’s Board of Commissioners as of March 31, 2004 and 2005 is as follows:

2004

2005

President Commissioner

Peter Seah Lim Huat

Peter Seah Lim Huat

Commissioner

Lee Theng Kiat

Lee Theng Kiat

Commissioner

Sio Tat Hiang

Sio Tat Hiang

Commissioner

Lim Ah Doo *

Lim Ah Doo *

Commissioner

Sum Soon Lim

Sum Soon Lim

Commissioner

Roes Aryawijaya

Roes Aryawijaya

Commissioner

Umar Rusdi

Umar Rusdi

Commissioner

Achmad Rivai *

Eva Riyanti Hutapea *

Commissioner

Soebagijo Soemodihardjo *

Mohammad Ikhsan *

* Independent Commissioner

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

1.

GENERAL (continued)

c.

Employees, Directors and Commissioners (continued)

Based on (i) a resolution at the Annual Stockholders’ General Meeting held on June 26, 2003 which is notarized under Deed No. 89 of Poerbaningsih Adi Warsito, S.H. on the same date and (ii) the Company’s Board of Commissioners’ Circular Resolution No. 30/30-11-04 dated November 30, 2004, the composition of the Company’s Board of Directors as of March 31, 2004 and 2005 is as follows:

2004

2005

President Director

Widya Purnama

-

Deputy President Director

Ng Eng Ho

Ng Eng Ho

Planning Project

Development Director

-

Wityasmoro Sih Handayanto

Consumer Market Director

-

Hasnul Suhaimi

Corporate Market Director

-

Wahyu Wijayadi

Finance Director

Nicholas Tan Kok Peng

Wong Heang Tuck

Corporate Services Director

Sutrisman

Sutrisman

Network Operation and Quality

Management Director

-

Raymond Tan Kim Meng

Information Technology

Director

-

Joseph Chan Lam Seng

Business Development

Director

Wityasmoro Sih Handayanto

-

Cellular Marketing Director

Hasnul Suhaimi

-

Fixed Telecom and

MIDI Director

Wahyu Wijayadi

-

The Company and its subsidiaries (collectively referred to hereafter as “the Companies”) have approximately 6,770 and 7,780 employees, including non-permanent employees, as of March 31, 2004 and 2005, respectively.

d.

Structure of the Company’s Subsidiaries

The Company has direct and indirect equity ownership in the following subsidiaries:

Start of

Percentage of Ownership (%)

Commercial

           Name of Subsidiary

   Location

    Principal Activity

Operations

2004

2005

Indosat Finance Company B.V.

Amsterdam

            Finance

2003

100.00

100.00

Satelindo International Finance B.V.

    Amsterdam

            Finance

1996

100.00

100.00

PT Satelindo Multi Media

   Jakarta

         Multimedia

1999

99.60

99.60

PT Aplikanusa Lintasarta

   Jakarta

  Data Communication

1989

69.46

69.46

PT Artajasa Pembayaran Elektronis

        Jakarta

   Telecommunication

2000

45.15

45.15

PT Indosat Mega Media

   Jakarta

         Multimedia

2001

99.85

99.85

PT Sisindosat Lintasbuana *

   Jakarta

Information Technology

1990

96.87

-

PT Asitelindo Data Buana *

   Jakarta

        Multimedia

1997

49.40

-

Total Assets

(Before Eliminations)

          Name of Subsidiary

       2004

          2005

Indosat Finance Company B.V.

2,656,154

2,933,614

Satelindo International Finance B.V.

6,791

8,612

PT Satelindo Multi Media

10,699

11,052

PT Aplikanusa Lintasarta

682,234

813,029

PT Artajasa Pembayaran Elektronis

63,114

70,797

PT Indosat Mega Media

359,515

458,204

PT Sisindosat Lintasbuana *

142,666

-

PT Asitelindo Data Buana *

9,822

-

* Sold in January 2005

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries (continued)

Indosat Finance Company B.V. (“IFB”)

IFB was incorporated in Amsterdam (The Netherlands) on October 13, 2003. IFB is a financing company that only facilitates the Company’s borrowings from third parties and is not involved in any other activity. In October 2003, IFB issued guaranteed notes which are due in 2010 (Note 18).

Satelindo International Finance B.V. (“SIB”)

SIB was incorporated in Amsterdam (The Netherlands) in 1996. SIB is a financing company that only facilitates borrowings of PT Satelit Palapa Indonesia (“Satelindo”) from third parties and is not involved in any other activity. On May 30, 2000, SIB issued Guaranteed Floating Rate Bonds. On October 31, 2003, Satelindo repaid its borrowings from SIB by using the proceeds from the Company’s capital contributions. Following such repayment of all borrowings, this company now is in the process of voluntary liquidation.

PT Satelindo Multi Media (“SMM”)

SMM was established in 1999 to engage in various activities including telecommunications services. SMM has a preliminary license to operate as a multimedia service provider and a license to operate as an internet service provider.

PT Aplikanusa Lintasarta (“Lintasarta”)

Lintasarta is engaged in system data communications services, network applications services which include providing physical infrastructure and software application, and consultation services in data communications and information system for banking and other industries. The Company’s initial investment in Lintasarta was made in 1988.

On May 16, 2001, the Company acquired Telkom’s 37.21% equity interest in Lintasarta and increased the Company’s total equity interest in Lintasarta from 32.25% to 69.46%.

PT Artajasa Pembayaran Elektronis (“APE”)

APE is engaged in telecommunication and information services.

On January 2, 2002, Lintasarta entered into several transfer agreements with APE whereby Lintasarta agreed to transfer certain assets consisting of property and equipment, rights of use of data communication equipment and application services, with a total value of Rp30,286 in exchange for APE’s shares of stock that increased Lintasarta’s equity interest in APE from 40% to 65%.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries (continued)

PT Indosat Mega Media (“IMM”)

IMM is engaged in providing multimedia services and creating multimedia products and programs.

PT Sisindosat Lintasbuana (“Sisindosat”)

Sisindosat is engaged in providing information technology and computer services and other related services, and acts as an agent for computer software and hardware products.
The Company has 95.64% equity interest in Sisindosat, which has 51% equity interest in PT Asitelindo Data Buana.

On November 5, 2002, the Company converted its receivable from Sisindosat amounting to Rp42,692 to become an additional issued and fully paid capital in Sisindosat. This transaction increased the Company’s equity interest from 95.64% to 96.87%.

On December 17, 2004, the Company entered into a Conditional Sale and Purchase Agreement  (“CSPA”), whereby the Company agreed to sell its 96.87% equity interest in Sisindosat to PT Aneka Spring Telekomindo (“Astel”) for Rp40,000.

On January 7, 2005, the Company and Astel closed the transaction on the sale of Sisindosat.

On January 14, 2005, based on the CSPA, the Company paid Rp2,109 to Astel for termination of Sisindosat’s employees who chose to take the termination program offered to them as a result of the sale of Sisindosat.

On January 25, 2005, the Company received the payment amounting to Rp32,891 (net of Rp5,000 previously received on August 27, 2004 as a bidding deposit) for the sale.

PT Asitelindo Data Buana (“Asiatel”)

Asiatel is engaged in audio-text services and providing hardware/software for telecommunications services.

Since the Company sold its investment in Sisindosat on January 7, 2005 (see above), the Company no longer has indirect investment in Asiatel.

e.

Merger of the Company, Satelindo, Bimagraha and IM3

Based on Merger Deed No. 57 dated November 20, 2003 (“merger date”) of Poerbaningsih Adi Warsito, S.H., the Company, Satelindo, PT Bimagraha Telekomindo (“Bimagraha”) and PT Indosat Multi Media Mobile (“IM3”) agreed to merge, with the Company as the surviving entity. All assets and liabilities owned by Satelindo, Bimagraha and IM3 were transferred to the Company on the merger date. These three companies were dissolved by operation of law without the need to undergo the regular liquidation process.

The names “Satelindo” and “IM3” in the following notes refer to these entities before they were merged with the Company, or as the entities that entered into contractual agreements that were taken over by the Company as a result of the merger.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies adopted by the Company conform with generally accepted accounting principles in Indonesia (“Indonesian GAAP”). The significant accounting principles applied consistently in the preparation of the consolidated financial statements for the three months ended        March 31, 2004 and 2005 are as follows:

a.

Basis of Consolidated Financial Statements

The consolidated financial statements are presented using the historical cost basis of accounting, except for swap contracts which are stated at fair value and certain investments which are stated at fair value or net assets value.

The consolidated statements of cash flows classify cash receipts and payments into operating, investing and financing activities. The cash flows from operating activities are presented using the direct method.

The reporting currency used in the consolidated financial statements is the Indonesian rupiah.

b.

Principles of Consolidation

The consolidated financial statements include the Company’s accounts and those of its subsidiaries as follows:

Equity Interest (%)

2004

2005

IFB

100.00

100.00

SIB

100.00

100.00

SMM

99.60

99.60

Lintasarta

69.46

69.46

IMM

99.85

99.85

Sisindosat

96.87

-*

*  sold in January 2005

The consolidated financial statements also include the accounts of APE (Lintasarta’s 65%-owned subsidiary) in 2004 and 2005 and Asiatel (Sisindosat’s 51%-owned subsidiary) in 2004.

The accounts of APE and Asiatel were consolidated because their financial and operating policies are controlled by Lintasarta and Sisindosat, respectively.

The accounts of IFB and SIB were translated into rupiah amounts at the middle rate of exchange prevailing at balance sheet date for balance sheet accounts and the average rate during the period for profit and loss accounts. The resulting differences arising from the translations of the financial statements of IFB and SIB are presented as part of “Difference in Foreign Currency Translation” under the Stockholders’ Equity section of the consolidated balance sheet.

Minority interest in Subsidiaries represents the minority stockholders’ proportionate share in the equity of the Subsidiaries which are not wholly owned. All significant inter-company transactions and balances are eliminated in consolidation.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c.

Accounting for Acquired Businesses

Prior to 2004, for acquisitions accounted for under the pooling-of-interests method, the historical carrying amounts of the net equities of the entities acquired are combined, as if they are a single entity for all periods presented, in accordance with Statement of Financial Accounting Standards (“SAK”) 38, “Accounting for Restructuring Transactions of Entities under Common Control”.
The difference between the net consideration paid or received and book values, net of applicable income tax, is shown under Stockholders’ Equity as “Difference in Value from Restructuring Transactions of Entities under Common Control”. This account shall not change as a result of subsequent transfer of assets, liabilities, shares or other instruments of ownership to another entity not under common control.

In 2004, the Company early adopted SAK 38 (Revised 2004) which is effective starting
January 1, 2005 but encourages early adoption. Based on SAK 38 (Revised 2004), the balance of “Difference in Value from Restructuring Transactions of Entities under Common Control” can be realized to gain or loss from the time the common control no longer exists between the entities that entered into the transaction (Note 4).

For acquisitions accounted for under the purchase method, the excess of the acquisition cost over the fair values of the identifiable net assets acquired at the date of acquisition is recognized as goodwill.

d.

Cash and Cash Equivalents

Time deposits with original maturities of three months or less at the time of placement or purchase are considered as “Cash Equivalents”.

Cash and cash equivalents which are pledged as collateral for long-term debts, letter of credit facilities and bank guarantees are not classified as part of Cash and Cash Equivalents. These are presented as part of either Other Current Assets or Non-current Assets - Others.

e.

Short-term Investments

Short-term investments consist of:

•

Investment in debt securities

Investment in debt securities which are classified as available-for-sale is recorded at fair value in accordance with SAK 50, “Accounting for Investments in Certain Securities”. Any unrealized gain (loss) at balance sheet date is credited (charged) to “Unrealized Holding Gain (Loss) on Marketable Securities” which is a component of Stockholders’ Equity and will be recognized as income or loss upon realization.

Investment in debt securities which are classified as trading is recorded at fair value. Any unrealized gain (loss) at balance sheet date is credited (charged) to current operations.

•

Mutual funds

Mutual funds which are classified as trading security under SAK 50 are stated at their net assets value at balance sheet date. Unrealized gains or losses from the changes in net assets value at balance sheet date are credited or charged to current operations.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e.

Short-term Investments (continued)

•

Time deposits with original maturities of more than three months at the time of placement or purchase.

The time deposits are recorded at historical value.

f.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on management's evaluation of the collectibility of the accounts at the end of the period.

g.

Inventories

Inventories, which mainly consist of starter packs and pulse reload vouchers, are valued at the lower of cost or net realizable value. Cost is determined by the moving-average method.

h.

Prepaid Expenses

Prepaid expenses, mainly salaries, rental and insurance, are expensed as the related asset is utilized. The non-current portion of prepaid expenses is shown as part of “Non-current Assets - Others”.

i.

Investments

Investments consist of:

•

Investments in associated companies

Investments in shares of stock wherein the Companies have an equity interest of at least 20% but not exceeding 50% are accounted for under the equity method, whereby the investment cost is increased or decreased by the Companies’ share of the net earnings or losses of the investees since the date of acquisition and decreased by dividends received. Equity in net earnings (losses) is being adjusted for the straight-line amortization, over five years, of the difference between the cost of such investment and the Companies’ proportionate share in the underlying fair value of the net assets at date of acquisition (goodwill).

If the Companies’ share in the equity of an investee, subsequent to transactions resulting in a change in the equity of the investee, is different from the Companies’ share in the equity of the investee prior to such transactions, the difference is recognized by a credit or charge to “Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries”, net of applicable income tax, after adjusting their equity in the investee to conform with their accounting policies.

•

Investments in shares of stock that do not have readily determinable fair value in which the equity interest is less than 20%, and other long-term investments are carried at cost.

•

Investments in equity shares that have readily determinable fair value which are classified as available-for-sale are recorded at fair value, in accordance with SAK 50.

•

Investments in bonds which are classified as held-to-maturity securities are recorded at cost, adjusted for amortization of premium or accretion of discount to maturity.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j.

Property and Equipment

Property and equipment are stated at cost (which includes capitalization of certain borrowing cost incurred during the construction phase), less accumulated depreciation and impairment in value. Depreciation of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Years

Buildings

3 to 20

Submarine cables

15

Earth stations

15

Inland link

15

Switching equipment

15

Telecommunications peripherals

5

Information technology equipment

5 to 10

Office equipment

3 to 6

Building and leasehold improvements

5

Vehicles

5

Cellular technical equipment

Base station subsystem

5 to 15

Network switching subsystem

5 to 10

Operating support subsystem

5

Satellite technical equipment

Satellites

12

Master control station

15

Customer premises equipment

15

Transmission and cross-connection equipment

Transmission equipment

5 to 24

Cross-connection equipment

8 to 10

Fixed Wireless Access (“FWA”) technical equipment

Base station subsystem

8

Landrights are stated at cost.

The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterment are capitalized. When properties are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are removed from the accounts, and any resulting gains or losses are reflected in income for the period.

Properties under construction and installation are stated at cost and consist mainly of cellular technical equipment, inland link, building and leasehold improvements, FWA technical equipment, telecommunications peripherals, information technology equipment, satellite technical equipment, building, switching equipment and submarine cables.

All borrowing costs, which include interest and foreign exchange differentials that can be attributed to qualifying assets, are capitalized to the cost of properties under construction and installation. Capitalization of borrowing costs ceases when the construction or installation is completed and the constructed or installed asset is ready for its intended use.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.

Impairment of Assets Value

In accordance with SAK 48, “Impairment of Assets Value”, the Companies review whether there is an indication of assets impairment at balance sheet date. If there is an indication of assets impairment, the Companies estimate the recoverable amount of the assets. Impairment loss is recognized as a charge to current operations.

l.

Goodwill and Other Intangible Assets

At the time the Company acquires a subsidiary which is not an entity under common control, any excess of the acquisition cost over the Company’s interest in the fair value of the subsidiary’s identifiable assets, net of liabilities, as of acquisition date is recognized as goodwill. Goodwill is amortized using the straight-line method over five years.

The Companies review the carrying amount of goodwill whenever events or circumstances indicate that its value is impaired. Impairment loss is recognized as a charge to current operations.

At the time of acquisition of a subsidiary, any intangible assets recognized are amortized using the straight-line method based on the estimated useful lives of the assets as follows:

Years

Brand

8

Customer base

- Prepaid

6

- Post-paid

5

Spectrum license

5

m.

Bonds/Debt Issuance Cost

Expenses incurred in connection with the issuance of bonds/debt are deducted from the proceeds thereof. The difference between the net proceeds and the nominal value of the bonds/debt is recognized as premium or discount that should be amortized over the term of the bonds/debt.

n.

Stock-based Compensation

In accordance with SAK 53, “Accounting for Stock-based Compensation”, compensation expenses are accrued during the vesting period based on the fair values of all stock options as of the grant date.

o.

Revenue and Expense Recognition

Fixed Telecommunication - International Calls

Revenues from services are accounted for on the accrual basis. At the end of each period, income from outgoing international call  traffic is recognized on the basis of the actual recorded traffic for the period. Income from international call traffic from overseas international carriers, for which statements have not been received, is estimated based on historical data.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o.

Revenue and Expense Recognition (continued)

Fixed Telecommunication - International Calls (continued)

Operating revenues for interconnection services under interconnection agreements based on revenue-sharing arrangement (Note 36) are reported on a net basis, after interconnection expenses and after allocations to overseas international carriers. Operating revenues for interconnections that are not made under contractual sharing agreements, i.e., based on tariff as stipulated by the Government (Note 35), are reported on a gross basis, before interconnection expenses/charges (Note 25) but net of allocations to overseas international carriers. These interconnection expenses/charges are accounted for as operating expenses in the period these are incurred.

Cellular

Cellular revenues arising from airtime and roaming calls are recognized based on the duration of successful calls made through the Company’s cellular network.

For post-paid subscribers, activation fees are recognized upon activation of new subscribers in the Company’s cellular network while monthly service fees are recognized as the service is provided.

For prepaid customers, the activation component of starter package sales is recognized upon delivery to dealers or direct sale to end-customers. Sales of initial/reload vouchers are recorded as unearned revenue and recognized as revenue upon usage of the airtime or upon expiration of the airtime.

Revenues from interconnection fees with operators (usage revenues) are recognized monthly on the basis of the actual recorded traffic for the month.

MIDI

Satellite Lease

Revenues are recognized on a straight-line basis over the lease term.

Frame Net, World Link and Direct Link

Revenues arising from installation service are recognized upon the completion of the installation of equipment used for network connection purposes in the customers’ premises. Revenues from monthly service fees are recognized as the services are provided.

Revenues from other MIDI services are recognized when the services are rendered.

Other Services

Revenues from other services are recognized when the services are rendered.

Expenses

Expenses are recognized when incurred (accrual basis).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p.

Personnel Costs

Personnel costs which are directly related to the development, construction and installation of property and equipment are capitalized as part of the cost of such assets.

q.

Pension Plan and Employee Benefits

Prior to 2004, pension costs are accounted for on a basis consistent with SAK 24, “Accounting for Pension Benefit Costs”. Under the defined benefit pension plan, the pension costs are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation. The prior service cost is recognized over the estimated average remaining service periods of the employees.

In accordance with the application of SAK 57, “Estimated Liabilities, Contingent Liabilities and Contingent Assets”, up to December 31, 2002, the Companies provided reserve for termination, gratuity and compensation benefits of employees based on the Ministry of Manpower Decree No. Kep-150/Men/2000 dated June 20, 2000 regarding the settlement of work dismissal and determination of separation, appreciation and compensation benefits by companies. Starting in 2003, the Companies provided reserve for termination, gratuity and compensation benefits of employees based on Labor Law No. 13/2003 dated March 25, 2003.

In July 2004, the Indonesian Institute of Accountants issued SAK 24 (revised 2004), “Employee Benefits”, which regulates the accounting and disclosure for Employee Benefits and covers not only retirement benefits but also short-term (e.g. paid annual leave, paid sick leave) and other long-term benefits (e.g. long-service leave, post-employment medical benefits). SAK 24 (revised 2004) replaced SAK 24 issued in 1994 which covered only retirement benefit cost. The initial implementation of this accounting pronouncement should be applied retroactively which requires restatement against the beginning balance of retained earnings of the earliest comparative period presented. In 2004, the Company and Subsidiaries early adopted SAK 24 (revised 2004) which is effective for financial statements covering the periods beginning on or after July 1, 2004 but encourages early adoption (Note 4).

r.

Derivatives

Derivative instruments are accounted for in accordance with SAK 55 (Revised 1999), “Accounting for Derivative Instruments and Hedging Activities”. SAK 55 establishes the accounting and reporting standards which require that every derivative instrument (including embedded derivatives) be recorded in the balance sheet as either an asset or a liability as measured at fair value of each contract. SAK 55 requires that changes in a derivative fair value be recognized currently in earnings unless specific hedges allow a derivative gain or loss to offset related results on the hedged item in the statement of income, and that an entity must formally document, designate and assess the effectiveness of transactions that meet hedge accounting. None of the Company’s derivative instruments are designated as hedging instruments for accounting purposes.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.

Foreign Currency Transactions and Balances

Transactions involving foreign currencies are recorded at the rates of exchange prevailing at the time the transactions are made. At balance sheet date, monetary assets and liabilities denominated in foreign currencies are adjusted to reflect the average buying and selling rates prevailing at such date as published by Bank Indonesia and the resulting gains or losses are credited or charged to current operations, except for foreign exchange differentials that can be attributed to qualifying assets which are capitalized to assets under construction and installation.

For March 31, 2004 and 2005, the rates of exchange used (in full amounts) were Rp8,587 and Rp9,480 to US$1, respectively, computed by taking the average of the last buying and selling rates of bank notes published by Bank Indonesia.

t.

Income Tax

Current tax expense is provided based on the estimated taxable income for the period. Deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. Future tax benefits, such as the carry-forward of unused tax losses, are also recognized to the extent that such benefits are more likely than not to be realized. The tax effects for the period are allocated to current operations, except for the tax effects from transactions which are directly charged or credited to stockholders’ equity.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

For each of the consolidated entities, the tax effects of temporary differences and tax loss carryover, which individually are either assets or liabilities, are shown at the applicable net amounts.

u.

Segment Reporting

The Companies follow Revised SAK 5, “Segment Reporting”, in the presentation of segment reporting in their financial statements. The Revised SAK 5 provides more detailed guidance for identifying reportable business segments and geographical segments. The financial information which is used by management for evaluating the segment performance is presented in Note 38.

v.

Basic Earnings per Share/ADS and Diluted Earnings per Share/ADS

In accordance with SAK 56, “Earnings Per Share”, basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the period after considering the effect of exercise of ESOP Phase I (Note 31).

Diluted earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the period, after considering the dilutive effect caused by the stock options  relating to the ESOP (Note 20).

Basic/diluted earnings per ADS is computed by multiplying basic/diluted earnings per share by 50, which is equal to the number of shares per ADS.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

w.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.

TRANSLATIONS OF RUPIAH INTO UNITED STATES DOLLAR

The consolidated financial statements are stated in rupiah. The translations of the rupiah into United States dollar (US$) are included solely for the convenience of the readers, using the average buying and selling rate published by Bank Indonesia (Central Bank) on March 31, 2005 of Rp9,480
(in full amount) to US$1. The convenience translations should not be construed as representations that the rupiah amounts have been, could have been, or could in the future be, converted into U.S. dollar at this or any other rate of exchange.

4.

RESTATEMENT OF 2004 CONSOLIDATED FINANCIAL STATEMENTS

SAK 38

Following the regulatory reform of the Indonesian telecommunication sector through the New Telecommunication Law No. 36/1999 and the Blueprint of the Indonesian Government’s Policy on Telecommunications dated September 17, 1999, in April 2001, the Company entered into cross-ownership transactions with Telkom to:

•

Sell the Company’s 35% equity interest in PT Telekomunikasi Selular

•

Acquire Telkom’s 22.5% equity interest in Satelindo

•

Acquire Telkom’s 37.21% equity interest in Lintasarta.

At the time of the transactions, both the Company and Telkom were entities under common control by the Government of the Republic of Indonesia, the major stockholder of both companies.

The above transactions with Telkom were accounted for under the pooling-of-interests method.
The net difference amounting to Rp4,359,259 between the net consideration paid or received and the net assets of the investees acquired or sold was credited to “Difference in Value from Restructuring Transactions of Entities under Common Control”.

In 2002 and 2003, as a result of its transactions with Telkom to sell its equity interest in PT Pramindo Ikat Nusantara (“PIN”) (Note 10), the Company also recorded the gain on sale of its investment in PIN amounting to Rp109,184 and Rp32,207 in 2002 and 2003, respectively, as “Difference in Value from Restructuring Transactions of Entities under Common Control”.

On December 15, 2002, the Government of the Republic of Indonesia (Government) entered into a Share Purchase Agreement with ICL for the sale of the Government’s 41.94% equity interest in the Company to ICL (Note 19), which triggered the change in the status of the Company from a state-owned entity (Persero) to a foreign capital investment company which was approved by the Ministry of Justice and Human Rights on March 21, 2003 (Note 1a). This resulted in the transfer of the control of the Company to the private sector, hence the loss of the common control status between the Company and Telkom, as the Government no longer has control over the Company.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

4.

RESTATEMENT OF 2004 CONSOLIDATED FINANCIAL STATEMENTS (continued)

SAK 38 (continued)

In 2004, the Company early adopted SAK 38 (Revised 2004) (Note 2c) resulting in the realization of the gain previously credited to “Difference in Value from Restructuring Transactions of Entities under Common Control” from the transactions with Telkom. The March 31, 2004 consolidated financial statements have been restated for the retrospective recognition of the realized gain due to the above-mentioned privatization conducted by the Government resulting in the loss of the common control between the Company and Telkom.

SAK 24

The Company also early adopted SAK 24 (Revised 2004). As a result, the Company recalculated its liability relating to the employee benefits to conform with the treatment in SAK 24 (Revised 2004) which requires retrospective application (i.e., the shortfall of the liability for the benefits as of the beginning of the earliest comparative period presented in the consolidated financial statements should be charged to beginning retained earnings of that period).

A summary of the changes in the March 31, 2004 consolidated financial statements as a result of the retrospective application of SAK 38 (Revised 2004) and SAK 24 (Revised 2004) is as follows:

As Previously

    Reported

As Restated

Consolidated Balance Sheet

Total Assets

26,963,283

26,474,077

Total Liabilities

14,053,432

13,781,422

Total Stockholders’ Equity

12,909,851

12,692,655

Consolidated Statement of Income

Operating Expenses

1,737,480

1,737,958

Other Income - Net

7,890

147,536

Net Income

556,413

637,890

Consolidated Statement of Changes in Stockholders’ Equity

Difference in Value from Restructuring Transactions

of Entities under Common Control

4,640,324

-

Retained Earnings - Unappropriated

Beginning of the period

6,061,311

10,402,230

End of period

6,617,724

11,040,120

5.

CASH AND CASH EQUIVALENTS

This account consists of the following:

2004

2005

Cash on hand

Rupiah

1,516

1,402

U.S. dollar (US$46 in 2004 and US$9 in 2005)

396

85

1,912

1,487

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

5.

CASH AND CASH EQUIVALENTS (continued)

2004

2005

Cash in banks

Related parties (Note 30)

Rupiah

PT Bank Mandiri (Persero) Tbk (“Mandiri”)

233,048

10,200

PT Bank Pembangunan Daerah DKI Jakarta

6,039

5,442

PT Bank Danamon Indonesia Tbk (“Danamon”)

3,171

3,762

PT Bank Negara Indonesia (Persero) Tbk (“BNI”)

9,214

3,094

PT Bank Syari’ah Mandiri (“Mandiri Syari’ah”)

139

910

Others (each below Rp800)

8,616

2,688

U.S. dollar

Mandiri (US$1,684 in 2004 and US$63 in 2005)

14,462

603

Others (US$160 in 2004 and US$6 in 2005)

1,371

54

Third parties

Rupiah

PT Bank Central Asia Tbk (“BCA”)

84,485

52,073

Deutsche Bank A.G., Jakarta Branch

17,659

13,038

Citibank N.A., Jakarta Branch

2,684

3,655

PT Bank Umum Koperasi Indonesia (“Bukopin”)

1,979

2,861

PT Bank Panin Tbk

59

669

PT Bank Permata Tbk (formerly “PT Bank Bali Tbk”)

3,458

625

Standard Chartered Bank, Jakarta Branch

3,318

-

PT Bank Finconesia

947

-

Others (each below Rp500)

1,736

1,267

U.S. dollar

Citibank N.A., Jakarta Branch (US$220 in 2004 and

US$1,223 in 2005)

1,892

11,598

Deutsche Bank A.G., Jakarta Branch (US$230 in 2004 and

US$712 in 2005)

1,971

6,747

PT Bank Niaga Tbk (Niaga) (US$152 in 2004

and US$316 in 2005)

1,306

2,997

Standard Chartered Bank, Jakarta Branch (US$279)

2,394

-

Others (US$418 in 2004 and US$64 in 2005)

3,588

606

403,536

122,889

Time deposits

Related parties (Note 30)

Rupiah

Mandiri

360,631

679,220

Danamon

132,000

450,900

PT Bank Rakyat Indonesia Tbk (”BRI”)

67,000

297,000

Mandiri Syari’ah

5,500

162,000

BNI

16,155

125,215

PT Bank Tabungan Negara (Persero)

-

6,450

Others

56,118

2,500

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

5.

CASH AND CASH EQUIVALENTS (continued)

2004

2005

U.S. dollar

BRI (US$37,000 in 2004 and US$12,000 in 2005)

317,719

113,760

Danamon (US$50,000 in 2004 and US$10,000 in 2005)

429,350

94,800

Mandiri Syari’ah (US$13,000 in 2004 and US$5,000 in 2005)

111,631

47,400

Mandiri (US$56,264 in 2004 and US$1,176 in 2005)

483,049

11,149

Others (US$234)

2,013

-

Third parties

Rupiah

Deutsche Bank A.G., Jakarta Branch

791,344

308,000

Bukopin

42,800

302,000

Niaga

21,000

80,914

PT Bank Muamalat Indonesia Tbk (“Muamalat”)

27,000

80,000

Standard Chartered Bank, Jakarta Branch

-

50,000

PT Bank Mega Tbk

111,230

21,852

PT Bank Finconesia

100,000

-

PT Bank Bumiputera

50,000

-

PT Bank Yudha Bhakti

21,000

-

PT Bank NISP Tbk (“NISP”)

5,000

-

PT Bank Artha Graha

-

6

U.S. dollar

Bukopin (US$31,000 in 2004 and US$15,000 in 2005)

266,197

142,200

Niaga (US$20,050 in 2004 and US$5,285 in 2005)

172,169

50,100

BCA (US$14,876 in 2004 and US$5,000 in 2005)

127,736

47,400

Deutsche Bank A.G., Jakarta Branch (US$12,000 in 2004

and US$2,700 in 2005)

103,044

25,596

PT Bank Bumiputera (US$12,500)

107,338

-

Muamalat (US$4,300)

36,924

-

Citibank N.A., Jakarta Branch (US$2,700)

23,185

-

NISP (US$1,000)

8,587

-

3,995,720

3,098,462

Total

4,401,168

3,222,838

Time deposits denominated in rupiah earned interest at annual rates ranging from 4.00% to 6.44% in 2004 and from 4.00% to 7.50% in 2005, while those denominated in U.S. dollar earned interest at annual rates ranging from 0.55% to 7.50% in 2004 and from 0.60% to 2.50% in 2005.

The interest rates on time deposits in related parties are comparable to those offered by third parties.

6.

ACCOUNTS RECEIVABLE - TRADE - TELKOM

This account represents receivables for uncollected international calls, telex and telegram charges to subscribers which were billed by Telkom, and receivables from cellular interconnection revenue net of interconnection charges payable to Telkom for these services and for leased circuits, and other charges (Note 30).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

6.

ACCOUNTS RECEIVABLE - TRADE - TELKOM (continued)

The aging schedule of the accounts receivable is as follows:

2004

2005

Number of

Percentage

Percentage

Months Outstanding

Amount

(%)

Amount

(%)

0 - 3 months

332,928

74.10

107,453

47.01

4 - 6 months

23,681

5.27

39,407

17.24

over 6 months

92,672

20.63

81,710

35.75

Total

449,281

100.00

228,570

100.00

The changes in the allowance for doubtful accounts provided on the trade accounts receivable from Telkom are as follows:

2004

2005

Balance at beginning of period

90,872

86,884

Provision

4,559

4,012

Write-off

(237

)

-

Deduction due to sale of Sisindosat

-

(2,250

)

Effect of foreign exchange adjustment

-

234

Balance at end of period

95,194

88,880

Management believes the established allowance is sufficient to cover probable losses from uncollectible accounts receivable.

7.

ACCOUNTS RECEIVABLE - TRADE - THIRD PARTIES

This account consists of the following:

2004

2005

Overseas international carriers

Saudi Telecom Company, Saudi Arabia (US$11,199 in 2004 and

US$8,322 in 2005)

96,168

78,893

DDI Corporation, Japan (US$2,160 in 2004 and US$6,214 in 2005)

18,550

58,909

Maxis International Sdn Bhd, Malaysia (US$69 in 2004 and US$4,459

in 2005)

596

42,276

Celcom Malaysia Berhad, Malaysia (US$1,199 in 2004 and US$3,759

in 2005)

10,294

35,636

MCI Worldcom, U.S.A. (US$2,361 in 2004 and US$3,722 in 2005)

20,287

35,286

AT&T, U.S.A. (US$9,942 in 2004 and US$3,563 in 2005)

85,370

33,777

Cableview Services Sdn Bhd (“Mega TV”), Malaysia (US$3,289 in 2004

and 2005)

28,246

31,183

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

7.

ACCOUNTS RECEIVABLE - TRADE - THIRD PARTIES (continued)

2004

2005

Jabatan Telekom Brunei, Brunei Darussalam (US$2,781 in 2004 and

US$3,275 in 2005)

23,877

31,043

Mutiara Telecommunications Sdn Bhd, Malaysia (US$2,340 in 2004 and

US$3,197 in 2005)

20,092

30,310

UAE-Etisalat, United Arab Emirates (US$3,883 in 2004 and US$2,865

in 2005)

33,340

27,165

TT dotCom Sdn Bhd, Malaysia (US$2,621 in 2004 and US$2,426 in 2005)

22,507

23,001

Reach Hongkong, Hong Kong (US$2,345)

-

22,230

Korea International Telecommunication, Korea (US$803 in 2004 and

US$2,281 in 2005)

6,897

21,623

Mega Media Broadcasting Network Co. Ltd., Taiwan (US$2,203 in 2004

and 2005)

18,819

20,885

T-System International Gmbh, Germany (US$1,927 in 2004 and

US$2,026 in 2005)

16,549

19,211

Telekom Malaysia Berhad, Malaysia (US$4,328 in 2004 and US$1,710

in 2005)

37,167

16,209

Equant Network Services Pte. Ltd., United Kingdom (US$1,372 in 2004

and US$1,686 in 2005)

11,784

16,024

People’s Television Network, Canada (US$1,270 in 2004 and 2005)

10,905

12,039

Orient Network HK Ltd., Singapore (US$1,100)

-

10,427

Dacom Corporation, Korea (US$996)

-

9,438

Chunghwa Telecom Co. Ltd., Taiwan (US$1,652 in 2004 and US$878

in 2005)

14,183

8,324

NTT Communications Corporation, Japan (US$1,138)

9,773

-

Others (each below Rp10,000, including US$30,279 in 2004 and

US$18,181 in 2005)

278,169

172,354

763,573

756,243

Local companies

PT Cakrawala Andalas Televisi (US$1,585 in 2004 and US$1,208

in 2005)

13,608

11,458

PT Satkomindo Mediyasa (US$310 in 2004 and US$996 in 2005)

2,666

8,083

PT Ratelindo

10,665

7,116

Others (each below Rp6,000, including US$4,793 in 2004 and

US$8,552 in 2005)

280,712

216,157

307,651

242,814

Post-paid subscribers from:

Cellular

204,697

382,943

Others

-

21,598

204,697

404,541

Total

1,275,921

1,403,598

Less allowance for doubtful accounts

377,121

428,308

Net

898,800

975,290

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

7.

ACCOUNTS RECEIVABLE - TRADE - THIRD PARTIES (continued)

The aging schedule of the accounts receivable is as follows:

2004

2005

Number of

Percentage

Percentage

Months Outstanding

Amount

(%)

Amount

(%)

0 - 6 months

904,166

70.86

853,566

60.81

7 - 12 months

161,405

12.65

208,569

14.86

13 - 24 months

84,943

6.66

147,175

10.49

over 24 months

125,407

9.83

194,288

13.84

Total

1,275,921

100.00

1,403,598

100.00

As of March 31, 2005, approximately 4.28% of accounts receivable - trade are pledged as collateral for long-term bank loans obtained by Lintasarta (Note 17).

The changes in the allowance for doubtful accounts provided on the accounts receivable - trade from third parties are as follows:

2004

2005

Balance at beginning of period

353,221

375,001

Provision

29,284

55,458

Write-off

(5,384

)

-

Deduction due to sale of Sisindosat

-

(4,259

)

Effect of foreign exchange adjustment

-

2,108

Balance at end of period

377,121

428,308

The effect of foreign exchange adjustment was due to the strengthening or weakening of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Gain (Loss) on Foreign Exchange - Net”.

There are no significant concentrations of credit risk, except for the trade accounts receivable from Telkom (Note 6).

Management believes the established allowance is sufficient to cover probable losses from uncollectible accounts receivable.

8.

PREPAID TAXES

This account consists of the following:

2004

2005

Claims for tax refund

1,137,467

500,750

Value Added Tax (“VAT”)

6,870

173,991

Others

109,383

47,140

Total

1,253,720

721,881

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

8.

PREPAID TAXES (continued)

Claims for refund in 2004 mainly consist of claim for prepaid VAT from the transfer of IM3’s and Satelindo’s inventories and property and equipment to the Company due to the merger and 2002 claim for tax refund from the excess prepayments of the Company’s income tax articles 23 and 25 over the Company’s current income tax expense. In April 2004, the Company received its claims for tax refund from the Tax Office amounting to Rp1,044,853.

 9.

INVESTMENTS IN ASSOCIATED COMPANIES

This account consists of the following investments which are accounted for under the equity method:

2004

Company’s

Portion of

Accumulated

Equity in

Undistributed

Net Income (Loss)

of Associated

Equity

Companies/Sale

Carrying

Interest (%)

Cost

of Investments

Value

Investments in:

PT Multi Media Asia Indonesia

26.67

56,512

(212

)56,300

PT Electronic Datainterchange Indonesia

49.00

12,250

16,706

 28,956

PT Graha Lintas Properti

37.84

16,800

(2,354

)14,446

Cambodian Indosat Telecommunication S.A

49.00

14,697

(14,697

)-

Others (carrying value below

Rp10,000 each) (a)

20.00 - 46.00

35,334

(18,395

)

16,939

Total

135,593

(18,952

)116,641

Less allowance for decline in value (a)

83,490

-

83,490

Net

52,103

(18,952

)33,151

(a)

net of investment in PT Graha Lintas Properti sold in February 2004

2005

Company’s

Portion of

Accumulated

Equity in

Undistributed

Net Income (Loss)

of Associated

Equity

Companies/Sale

Carrying

Interest (%)

Cost

of Investments

Value

Investments in:

PT Multi Media Asia Indonesia

26.67

56,512

(212

)56,300

Cambodian Indosat Telecommunication S.A

49.00

14,697

(149

)14,548

Others (carrying value below

Rp10,000 each) (b)

20.00 - 35.00

5,100

(3,066

)2,034

Total

76,309

(3,427

)72,882

Less allowance for decline in value (b)

72,444

-

72,444

Net

3,865

(3,427

)438

(b)

net of investments in associated companies of Sisindosat, PT Electronic Datainterchange Indonesia, PT Sistelindo Mitralintas and                 PT Kalimaya Perkasa Finance, which were no longer included due to the sale of Sisindosat in January 2005 (Note 1d)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

9.

INVESTMENTS IN ASSOCIATED COMPANIES (continued)

The changes in the carrying value of the investments in associated companies for the three months ended March 31, 2004 and 2005 are as follows:

2004

2005

Equity in net income of associated

companies

1,510

-

Deduction in the carrying value of the investment due to sale of investment in Sisindosat

-

(32,696)

Sale of investment

(159,975

)

-

Net Change

(158,465

)

(32,696)

The economic difficulties faced by Indonesia (Note 39) have substantially affected the Companies’ long-term investments in associated companies. Due to the decline in the value of their investments, the Companies have provided allowance for decline in value of their investments in associated companies amounting to Rp83,490 and Rp72,444 as of March 31, 2004 and 2005, respectively, which the Companies believe is adequate to cover probable losses on those investments.

PT Multi Media Asia Indonesia (“M2A”)

M2A, established in 1997, is engaged in providing satellite-based telecommunications services. Based on a subscription agreement in 1997 among the Company, PT Pacific Satelit Nusantara (“PSN”) and M2A (“the Parties”), the Parties agreed that the Company would participate as a stockholder of M2A, which was previously wholly owned by PSN, by acquiring 485,000,000 new shares of M2A with an aggregate nominal value of US$20,000, representing 26.67% equity interest in M2A. The Parties also agreed that the Company’s investment in M2A would not be less than 20% of the fully paid capital if M2A issued its new shares to Telkom and allocated not more than 5% of the fully paid capital to the Government of the Republic of Indonesia.

Cambodian Indosat Telecommunications S.A. (“Camintel”)

The Company’s investment in Camintel, a joint venture between the Company and the Kingdom of Cambodia, was made in 1995. The main business of the joint venture is to undertake the rehabilitation, expansion, operation and maintenance of telecommunications facilities formerly owned by United Nations Transitional Authority in Cambodia (“UNTAC”), and to provide telecommunications and other services in Cambodia.

PT Electronic Datainterchange Indonesia (“EDI”)

EDI, an associated company of Sisindosat, was established in 1995 to provide electronic data interchange services for the Jakarta (Tanjung Priok) Port Authority and other telecommunications usage services.

In 2000, EDI, together with another party, established a securities company known as PT Adhikarsa Sentra Sekuritas (“AKSES”). EDI has 80% equity interest in AKSES.

Since the Company sold its investment in Sisindosat on January 7, 2005, the Company no longer has  indirect investment in EDI.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

9.

INVESTMENTS IN ASSOCIATED COMPANIES (continued)

PT Graha Lintas Properti (“GLP”)

GLP, an associated company of Sisindosat, was established in 1995 to handle the construction of an office building known as “Gedung Sapta Pesona B”.

The economic difficulties faced by Indonesia (Note 39) have affected the development of GLP’s construction project, which has been discontinued since December 1998.

On February 18, 2004, Sisindosat sold its investment in GLP for Rp10,800.

PT Mitra Global Telekomunikasi Indonesia (“MGTI”)

MGTI, established in 1995, has taken over from Telkom the operation of the Central Java Division of Telkom starting January 1, 1996 up to December 31, 2010 under a Joint Operation Scheme (KSO Unit IV).

On September 24, 2003, the Company and the other MGTI stockholders entered into a Sale and Purchase Agreement (“SPA”), wherein all the MGTI stockholders agreed to sell and transfer all of their shares to PT Alberta Telecommunication (“Alberta”) for a total consideration amounting to US$240,000. This consideration includes the amount that should be paid by MGTI stockholders to settle MGTI’s liabilities to its vendors and creditors, but excludes any post-closing consideration that should be paid by MGTI to its stockholders. On January 20, 2004, Alberta and the stockholders of
MGTI closed the share purchase transaction. On January 21, 2004, the Company received in cash its portion of 30.55% of the sales price amounting to US$57,262 (equivalent to Rp483,575). This consideration is net of the settlement of liabilities to MGTI’s vendors and creditors. In addition, on September 7, 2004, the Company received the post-closing consideration from MGTI amounting to US$497 (equivalent to Rp4,065).

10.

OTHER LONG-TERM INVESTMENTS

This account consists of the following:

2004

2005

Investments in:

Shares of stock accounted for under the cost method - net

102,058

4,631

Convertible bonds - net

-

-

Equity securities which are available-for-sale

99

99

Total

102,157

4,730

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

10.

OTHER LONG-TERM INVESTMENTS (continued)

a.

Investments in shares of stock which are accounted for under the cost method

2004

Equity

Cost/

Interest (%)

Carrying Value

The International Telecommunications

Satellite Organization

0.34

97,427

PT Datakom Asia

5.00

50,000

ICO Global Communications (Holdings) Limited

0.87

49,977

AlphaNet Telecom Inc.

-

32,149

U.S.A. Global Link, Inc.

19.05

26,249

Others (cost/carrying value below

Rp4,000 each)

10.00 - 16.67

4,631

Total

260,433

 Less allowance for decline in value

158,375

Net

102,058

2005

Equity

Cost/

Interest (%)

Carrying Value

PT Broadband Multimedia Tbk

5.00

50,000

ICO Global Communications (Holdings) Limited

0.87

49,977

AlphaNet Telecom Inc.

-

32,149

Others (cost/carrying value below

Rp4,000 each)

10.00 - 16.67

4,631

Total

136,757

 Less allowance for decline in value

132,126

Net

4,631

b.

Investments in convertible bonds

As of March 31, 2004 and 2005, this account consists of:

AlphaNet Telecom Inc.

71,441

PT Yasawirya Indah Mega Media

18,000

Total

89,441

Less allowance for decline in value

89,441

Net

-

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

10.

OTHER LONG-TERM INVESTMENTS (continued)

c.

Equity securities which are available-for-sale

As of March 31, 2004 and 2005, this account consists of:

BNI

89

Telkom

10

Total99

The economic difficulties faced by Indonesia (Note 39) have substantially affected the Companies’ other long-term investments. Consequently, the Companies provided an allowance for decline in value of their investments in shares of stock accounted for under the cost method and in convertible bonds amounting to Rp247,816 and Rp221,567 as of March 31, 2004 and 2005, respectively, which management believes is adequate to cover probable losses on the investments.

PT Broadband Multimedia Tbk (“BM”)

On April 20, 2004, the Company entered into a shares sale and purchase agreement to purchase from a third party such third party’s 5% equity interest in BM for Rp50,000. BM is engaged in cable television and internet network provider services.

ICO Global Communications (Holdings) Limited (“I-CO”)

In 1995, the Company subscribed to the shares of I-CO, a subsidiary of The International Mobile Satellite Organization that is domiciled in the Bahamas. I-CO provides satellite constellation and related mobile services from, and based on, the satellites.

AlphaNet Telecom Inc. (“ATI”)

ATI, a company incorporated in Canada, is engaged in the design, development, installation, operation and worldwide marketing of fax messaging and information service to business travellers, the hotel industry and users of personal computers and personal digital assistants. “Inn Fax”, “Follow Fax” and “Follow Fax PC” were the registered trademarks of ATI. The Company had a 14.5% equity interest in ATI and an investment in convertible bonds of ATI with a principal amount of CAD35,000,000.

In 1999, based on a resolution of its Board of Directors, ATI announced that it had filed an announcement of bankruptcy with the Toronto Stock Exchange. Based on this fact, the Company provided 100% allowance for losses on its investments in ATI.

As a result of ATI’s liquidation process, the Company received on March 9, 2001 the amount of Rp12,923 (CAD2,028,670) from the sale of ATI’s assets. On September 23, 2004, the Company received the last liquidation payment amounting to Rp8,557 (CAD1,208,272) from ATI’s trustee. As the liquidation process has been completed, the Company is currently in the process of formalizing the write-off of the investment.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

10.

OTHER LONG-TERM INVESTMENTS (continued)

The International Telecommunications Satellite Organization (“Intelsat”)

Intelsat is an international organization providing worldwide telecommunications satellite services. The Company’s investment in Intelsat was made in 1985.

In March 2001, the Company sold a portion of its equity interest in Intelsat, which resulted in a decrease in its equity interest in Intelsat to 0.34%. On July 18, 2001, Intelsat became a private company. The Company’s capital contributions in Intelsat totalling US$11,567 were converted into 1,686,270 shares and became the basis of recording the investment under the cost method.

On January 28, 2005, the Company sold its investment in Intelsat for US$10,539 (equivalent to Rp96,381) resulting in loss on sale of investment amounting to Rp1,046 (Note 40a).

PT Datakom Asia (“DA”)

DA is the holding company for the companies in the Datakom group engaged in direct satellite broadcasting, post-production services and integrated radio telecommunications services.

In 1997, the Company purchased 5% equity interest in DA at the price of Rp50,000 under the condition that DA or another appointed party would repurchase the Company’s 5% equity interest in DA at the price of Rp50,000 plus interest if the Company could not exercise its option to subscribe to additional DA shares because DA failed to undertake the initial public offering (“IPO”) of its shares by December 31, 1999.

DA failed to undertake its IPO in 1999. On April 20, 2004, the Company entered into a shares sale and purchase agreement to sell to a third party the Company’s 5% equity interest in DA for Rp50,000.

U.S.A. Global Link, Inc. (“Global Link”)

In 1996, Sisindosat acquired Global Link, a company incorporated in the U.S.A and engaged mainly in the provision of callback services.

As resolved in the Annual General Meeting of the Stockholders of Sisindosat held on June 15, 2001, the stockholders agreed to the liquidation of Global Link based on the request of the primary stockholder of Global Link. Sisindosat provided 100% allowance on its investment in Global Link.

PIN

In 1997, the Company acquired 13% equity interest in PIN from shares owned by PT Astratel Nusantara, PT Intertel Pratamamedia and Koperasi Pegawai Kantor Pusat Departemen Pariwisata, Pos dan Telekomunikasi. Under a Joint Operation Scheme (“KSO”), PIN has taken over from Telkom the operations of Telkom’s Regional Division I (Sumatra) starting January 1, 1996 to December 31, 2010.

On April 19, 2002, Telkom and the PIN stockholders, which include the Company, entered into a Conditional Sale and Purchase Agreement (“CSPA”), whereby the stockholders agreed to sell and transfer all their shares in PIN to Telkom at a total selling price of approximately US$381,499, in three share-purchase transactions, as follows:

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

10.

OTHER LONG-TERM INVESTMENTS (continued)

PIN (continued)

-

30% of the shares at the Initial Closing Date, which was expected to occur on August 1, 2002

-

15% of the shares at the Interim Closing Date, which was expected to occur not later than September 30, 2003

-

55% of the shares at the Subsequent Closing Date, which was expected to occur not later than December 31, 2004.

Telkom paid approximately US$9,264 in cash as initial payment after the release of the PIN pledged shares by, and upon repayment by PIN of all amounts (principal, interest and others) payable to, International Finance Corporation (one of PIN’s stockholders), which occurred on September 17, 2002. At the initial payment date, the stockholders of PIN also received net working capital reimbursement from PIN. The balance of the selling price of approximately US$372,235, plus the corresponding interest for the applicable period, was settled by Telkom through the issuance of promissory notes payable in ten quarterly installments of specific amounts.

Based on an amendment dated August 1, 2002 to the CSPA, the Initial Closing Date was changed to August 15, 2002. In addition, the sum of Rp3,250 was withheld by Telkom from the initial installment of the working capital reimbursement as a security for the costs of obtaining land title certificates for the account of PIN.

In 2002, the Company received from Telkom US$5,414 for the initial payment (including interest) and Rp32,199 for the working capital reimbursement.

On September 30, 2003, the Company closed its second share-purchase transaction with Telkom by the sale of its 1.95% equity investment in PIN for US$7,439 (including interest).

On December 15, 2003, the Company received from Telkom the proceeds of the latter’s promissory notes amounting to US$2,560 (equivalent to Rp21,737) intended as part of the settlement of the shares to be sold at the Subsequent Closing Date.

On March 15, 2004, the Company closed its third share-purchase transaction under the CSPA with Telkom by the sale of its 7.15% equity investment in PIN for US$26,592 (including interest and US$2,560 which was already received on December 15, 2003, see above).

The gain on sale of investment in PIN from the first and second share-purchase transactions amounting to Rp109,184 in 2002 and Rp32,207 in 2003, respectively, was previously recorded as part of “Difference in Value from Restructuring Transactions of Entities under Common Control”, which is a component of Stockholders’ Equity. Due to early adoption of SAK 38 (Revised 2004) by the Company, its March 31, 2004 consolidated financial statements were restated to adjust such gain (Note 4).

The gain on sale of investment in PIN from the third share-purchase transaction amounting to Rp110,929 was credited to current operations in 2004.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

11.

PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

2004

Balance

Transactions during the Period

Balance

at Beginning

at End

of Period

Additions

Deductions

Reclassifications

of Period

Carrying Value

Landrights

259,743

974

-

-

260,717

Buildings

358,385

44

-

1,501

359,930

Submarine cables

717,258

-

502

-

716,756

Earth stations

108,484

-

-

-

108,484

Inland link

197,856

-

-

-

197,856

Switching equipment

308,773

-

-

570

309,343

Telecommunications

peripherals

1,258,238

22,013

13,945

8,299

1,274,605

Information technology

equipment

 643,335

3,221

27,483

16,784

635,857

Office equipment

1,053,154

6,637

16

1,443

1,061,218

Building and leasehold

 improvements

439,535

5,218

371

2,514

446,896

Vehicles

15,655

575

511

-

15,719

Cellular technical

equipment

Base station subsystem

8,240,699

-

-

204,581

8,445,280

Network switching

subsystem

3,224,112

-

-

587,464

3,811,576

Operating support

subsystem

539,705

-

-

98

539,803

Satellite technical

equipment

Satellites

994,369

-

-

-

994,369

Master control station

155,743

-

-

-

155,743

Customer premises

equipment

104,351

-

-

-

104,351

Transmission and cross-

connection equipment

Transmission

equipment

436,233

-

-

-

436,233

Cross-connection

equipment

28,774

-

-

-

28,774

Properties under

construction and

installation

2,886,426

858,384

-

(823,254

)

2,921,556

Total

21,970,828

897,066

42,828

-

22,825,066

Accumulated Depreciation

Buildings

153,546

6,353

-

-

159,899

Submarine cables

237,718

11,095

307

-

248,506

Earth stations

72,973

1,699

-

-

74,672

Inland link

40,599

3,606

-

-

44,205

Switching equipment

146,400

6,884

-

-

153,284

Telecommunications

peripherals

684,125

43,120

2,463

-

724,782

Information technology

equipment

391,229

36,047

11,743

-

415,533

Office equipment

493,384

21,319

16

-

514,687

Building and leasehold

improvements

192,576

15,648

371

-

207,853

Vehicles

9,809

620

511

-

9,918

Cellular technical

equipment

Base station subsystem

3,122,814

265,589

-

-

3,388,403

Network switching

subsystem

1,352,243

112,600

-

-

1,464,843

Operating support

subsystem

162,522

7,607

-

-

170,129

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

11.

PROPERTY AND EQUIPMENT (continued)

2004

Balance

Transactions during the Period

Balance

at Beginning

at End

of Period

Additions

Deductions

Reclassifications

of Period

Satellite technical

equipment

Satellites

480,387

30,717

-

-

511,104

Master control station

64,504

1,469

-

-

65,973

Customer premises

equipment

25,253

1,294

-

-

26,547

Transmission and cross -

connection equipment

Transmission

equipment

133,494

5,320

-

-

138,814

Cross-connection

equipment

14,504

1,248

-

-

15,752

Total

7,778,080

572,235

15,411

-

8,334,904

Less impairment

in value

99,621

-

-

-

99,621

Net Book Value

14,093,127

14,390,541

2005

Transactions during the Period

      Balance

  at Beginning

       Divestment in

 Balance at

    of Period

        Additions

    Deductions

  Reclassifications

a SubsidiaryEnd of Period

Carrying Value

Landrights

283,598

14,468

-

-

(5,250)292,816

Buildings

376,075

-

-

2,594

(6,546)372,123

Submarine cables

862,818

-

-

-

-

862,818

Earth stations

116,213

-

-

-

-116,213

Inland link

399,382

-

-

32,636

-432,018

Switching equipment

325,287

-

-

1,060

-326,347

Telecommunications

peripherals

1,546,503

59,434

-

14,659

(10,562)1,610,034

Information technology

equipment

871,979

228

-

27,701

-899,908

Office equipment

1,131,141

36,648

-

1,763

(17,687)1,151,865

Building and leasehold

 improvements

918,483

501

-

118,216

-

1,037,200

Vehicles

15,361

-

-

-

(1,425)13,936

Cellular technical

equipment

Base station subsystem

10,964,902

-

-

87,707

-

11,052,609

Network switching

subsystem

5,592,878

-

-

153,070

-5,745,948Operating support

subsystem

573,871

-

-

15,853

-589,724

Satellite technical

equipment

Satellites

975,425

-

-

-

-

975,425

Master control station

161,950

-

-

-

-161,950

Customer premises

equipment

106,594

-

-

-

-106,594

Transmission and cross-

connection equipment

Transmission

equipment

442,702

-

-

-

-442,702

Cross-connection

equipment

28,774

-

-

-

-28,774

FWA technical equipment

Base station subsystem

317,499

-

-

-

-

317,499

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

11.

PROPERTY AND EQUIPMENT (continued)

2005

Transactions during the Period

      Balance

  at Beginning

       Divestment in

 Balance at

    of Period

        Additions

    Deductions

  Reclassifications

a SubsidiaryEnd of Period

Properties under

construction and

installation

1,810,075

1,238,931

-

(455,259

)-2,593,747

Total

27,821,510

1,350,210

-

-

(41,470)29,130,250

Accumulated Depreciation

Buildings

177,433

5,963

-

-

(1,994)181,402

Submarine cables

309,390

14,466

-

-

-323,856

Earth stations

80,365

1,826

-

-

-82,191

Inland link

61,782

7,479

-

-

-69,261

Switching equipment

173,407

5,600

-

-

-179,007

Telecommunications

peripherals

858,291

51,506

-

-

(3,805)905,992

Information technology

equipment

528,608

41,165

-

-

-569,773

Office equipment

587,135

29,396

-

-

(13,803)602,728

Building and leasehold

improvements

289,774

42,872

-

-

-332,646

Vehicles

11,390

470

-

-

(1,289)10,571

Cellular technical

equipment

Base station subsystem

4,391,259

308,645

-

-

-4,699,904

Network switching

subsystem

1,906,546

166,379

-

-

-2,072,925

Operating support

subsystem

193,401

5,615

-

-

-199,016

Satellite technical

equipment

Satellites

594,846

30,717

-

-

-625,563

Master control station

70,506

1,598

-

-

-72,104

Customer premises

equipment

30,523

1,341

-

-

-31,864

Transmission and cross -

connection equipment

Transmission

equipment

155,041

5,311

-

-

-160,352

Cross-connection

equipment

19,247

989

-

-

-20,236

FWA technical equipment

Base station subsystem

22,132

9,922

-

-

-32,054

Total

10,461,076

731,260

-

-

(20,891)11,171,445

Less impairment in value

117,258

-

(17,637

)

-

-

99,621

Net Book Value

17,243,176

17,859,184

The submarine cables represent the Company’s proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

During the three months ended March 31, 2004, sales of certain property and equipment were made as follows:

Amount

Proceeds from sales

170

Net book value

194

Loss

24

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

11.

PROPERTY AND EQUIPMENT (continued)

Depreciation charged to operations amounted to Rp572,235 and Rp731,260 in 2004 and 2005, respectively.

In 2004, the Company recognized impairment loss on Sisindosat’s property and equipment amounting to Rp17,637 due to the impairment of its investment in Sisindosat as indicated by the sales price of Sisindosat being below the amount of the Company’s investment. Following the sale of the Company’s investment in Sisindosat in January 2005 (Note 1d), such impairment loss was reversed.

Management believes that there is no further impairment in assets value or recovery of the impairment reserve as contemplated in SAK 48.

As of March 31, 2005, approximately 0.99% of property and equipment are pledged as collateral to letter of credit facilities obtained by Lintasarta (Note 17).

As of March 31, 2005, the Companies carry insurance on their respective property and equipment (except submarine cables and landrights) for US$153,847 and Rp112,961, including insurance on the Company‘s satellite amounting to US$70,000. In management’s opinion, the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning and aircraft damage and other natural disasters.

The details of the Companies’ properties under construction and installation as of March 31, 2004 and 2005 are as follows:

Percentage of

Estimated Date

2004

Completion

Cost

of Completion

Cellular technical equipment

60 - 80

2,301,758

July 2004

Submarine cables

99

242,497

September 2004

Inland link

70 - 80

123,858

September 2004

Building and leasehold improvements

15 - 25

92,513

April 2004

Information technology equipment

15 - 25

78,773

September 2004

Switching equipment

50 - 60

16,342

September 2004

Telecommunications peripherals

15 - 25

15,527

September 2004

Satellite technical equipment

57 - 67

6,076

May 2004

Others

0 - 95

44,212

April - September 2004

Total

2,921,556

2005

Cellular technical equipment

20 - 84

2,319,319

April - December 2005

Inland link

55

99,850

April - May 2005

Building and leasehold improvements

44 - 99

54,754

April - May 2005

FWA technical equipment

0 - 50

38,587

April - June 2005

Telecommunications peripherals

0 - 50

18,845

April - May 2005

Information technology equipment

24 - 90

16,511

April - August 2005

Satellite technical equipment

0 - 67

7,397

April - May 2005

Building

5 - 99

5,720

April - December 2005

Switching equipment

55

3,676

April - May 2005

Submarine cables

95

22

April 2005

Others

25 - 99

29,066

April - August 2005

Total

2,593,747

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

11.

PROPERTY AND EQUIPMENT (continued)

Borrowing costs (interest expense) capitalized to properties under construction and installation amounted to Rp3,295 for the three months ended March 31, 2005.

12.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arose from acquisition of equity interest in Satelindo and Bimagraha.

The details of the other intangible assets arising from the acquisition of Satelindo in 2002 are as follows:

Amount

Customer base

- Post-paid

154,220

- Prepaid

73,128

Spectrum license

222,922

Brand

147,178

Total

597,448

Starting January 2003, the Company changed its goodwill amortization period from 5 years to become 15 years. The effect of the change is an increase (decrease) in net income as follows:

Period

Amount

Three months ended March 31, 2005

143,080

Nine months ending December 31, 2005

429,239

Year ending December 31, 2006

271,798

Year ending December 31, 2007

(84,603

)

The analysis of goodwill and other intangible assets is as follows:

2004

2005

Balance at beginning of period

3,344,939

3,012,578

Amortization of goodwill

(56,587

)

(56,587)

Amortization of other intangible assets

(26,503

)

(26,503

)

Balance at end of period

3,261,849

2,929,488

13.

LONG-TERM ADVANCES

This account represents advances to suppliers and contractors for the procurement or construction of property and equipment which will be reclassified to the related property and equipment accounts upon the receipt of the property and equipment purchased or after the construction of the property and equipment has reached a certain percentage of completion.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

14.

PROCUREMENT PAYABLE

This account consists of payables to the following vendors/contractors:

2004

2005

Ericsson AB, Sweden (US$4,141 in 2004 and US$55,569 in 2005)

35,565

526,797

Siemens Aktiengesellschaft, Germany (including US$64,859 in 2004 and US$28,484 in 2005)

558,774

269,965

Alcatel CIT, France (including US$41,272 in 2004 and

US$20,349 in 2005)

354,926

193,233

PT Alcatel Indonesia (including US$4,135 in 2004 and

US$5,994 in 2005)

38,149

85,400

PT Siemens Indonesia (including US$179 in 2004 and

US$2,642 in 2005)

3,590

66,286

PT Ericsson Indonesia (including US$4,259 in 2004 and

US$3,576 in 2005)

44,441

57,074

Nokia Corporation, Finland (including US$5,815)

-

55,126

PT Alvarid Mas (including US$3,696)

-

39,058

Siemens Mobile Communications S.p.A, Italy (US$4,043)

-

38,327

PT Dawamiba Engineering

1,213

34,221

PT NEC Indonesia (including US$3,504)

-

33,857

Kopindosat

6,018

31,471

Convergys Singapore, Pte. Ltd., Singapore (US$3,063)

-

29,037

ZTE Corporation, China (including US$2,897)

-

27,849

PT Industri Telekomunikasi Indonesia (including US$1,333 in 2004 and US$546 in 2005)

13,229

25,819

PT Ekaprasarana Primatel (US$2,364)

-

22,414

PT Sekar Kedaton Nusantara

-

20,943

PT Senopati Sellularindo

1,356

19,236

NT System Company Limited, Hong Kong (US$1,916)

-

18,161

PT SCS Astra Graphia Technologies (including US$1,768)

-

17,090

PT Bukaka Teknik Utama

183

15,358

PT Westindo Esa Perkasa (including US$2,572 in 2004 and

US$1,433 in 2005)

23,672

15,239

Alcatel Italia S.p.A, Italy (US$1,979 in 2004 and US$1,606 in 2005)

16,998

15,227

PT

 Kopnatel Jaya

911

14,807

PT Lintas Teknologi Indonesia (including US$85 in 2004 and

US$1,158 in 2005)

2,446

12,836

PT Ciptakomunindo Pradipta

240

10,849

PT Mac Sarana Djaya (including US$18 in 2004 and US$20 in 2005)

681

10,310

PT Bumi Trafacon Utama

250

10,299

PT Tricipta Persada Nusantara (including US$654 in 2004 and

US$961 in 2005)

6,133

9,662

PT Bukit Jaya Abadi

201

9,181

PT Atma Sugih Abadi

-

8,521

PT Mitra Buana Sentosa (including US$583 in 2004 and

US$877 in 2005)

5,007

8,406

PT Hariff Daya Tunggal Engineering

65

7,818

PT Rekapranata Ciptatangguh

334

7,615

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

14.

PROCUREMENT PAYABLE (continued)

2004

2005

PT Asiakomnet Multimedia (including US$80 in 2004 and

US$778 in 2005)

688

7,535

PT Prima Mitratama Sejati (including US$1,509 in 2004 and

US$717 in 2005)

13,574

7,432

PT Gihon Telekomunikasi Indonesia

30

6,960

PT Bahyutama Kerta Mukti

431

6,789

PT Nokia Network (including US$43,342 in 2004 and US$715 in 2005)

396,002

6,778

CV Jasa Utama

372

6,688

M. Com Asia Pte. Ltd., Singapore (US$697)

-

6,610

PT Logica CMG Indonesia (US$669)

-

6,341

Evistel, France (US$652)

-

6,183

PT Bumikharisma Lininusa

692

6,038

PT Menara Bina Diesel

109

5,990

PT Alita Praya Mitra

872

5,935

PT Catur Elang Perkasa

599

5,925

PT

 Dunia Tehnik

1,157

5,726

PT Auvikomunikasi Media Pro

-

5,626

PT Anta Mediakom (US$571)

-

5,412

PT Samudera Perdana

482

5,112

PT Logica Indonesia (US$1,213)

10,418

-

PT Multireka Prima Utama (including US$1,357)

11,694

-

Others (including US$28,041 in 2004 and US$11,207

in 2005, each below Rp5,000)

259,001

236,901

Total

1,810,503

2,111,473

15.

TAXES PAYABLE

The taxes payable as of March 31, 2004 and 2005 are as follows:

2004

2005

Estimated corporate income tax payable,

less tax prepayments of Rp916 in 2004

and Rp86,341 in 2005

15,439

10,615

Income taxes:

Article 21

94,522

34,689

Article 22

889

1,541

Article 23

39,715

27,384

Article 25

264

21,168

Article 26

5,556

6,039

Article 29

-

107

VAT

143,273

5,081

Others

4,739

3,689

Total

304,397

110,313

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

15.

TAXES PAYABLE (continued)

The reconciliation between income before income tax and estimated taxable income (tax losses    carry-over) of the Company for the three months ended March 31, 2004 and 2005 is as follows:

         2004

 (As Restated -

       Note 4)

        2005

Income before income tax per consolidated statement of income

929,270

422,393

Subsidiaries’ income before income tax and effect of inter-company consolidation eliminations

(22,185

)

(23,400)

Income before income tax of the Company

907,085

398,993

Positive adjustments

Provision for doubtful accounts

32,950

72,586

Compensation expense for ESOP

14,887

38,920

Accrual of postretirement benefit

12,033

21,897

Assessments for VAT

and related penalties

-

9,677

Donation

11,209

4,257

Representation and entertainment

2,654

3,931

Provision for termination, gratuity and compensation

benefits of employees

2,308

2,473

Amortization of debt and bonds issuance cost

-

648

Sale of investment in associated company

32,688

-

Others

2,867

5,272

Negative adjustments

Sale of investment in subsidiary

-

 (109,951)

Depreciation - net

(68,967

)

(97,784)

Interest income already subjected to final tax

(26,500

)

   (34,800)

Equity in net income of investees

(27,125

)

(27,887)

Amortization of goodwill and other intangible assets

(32,835

)

  (11,103)

Capitalization of interest expense and personnel expenses

to property and equipment

-

(10,119)

Accrual of remuneration and other employee benefits

(11,614

)

(5,867)

Net periodic pension cost

(1,915

)

(4,016)

Realization of stock option resulting from the exercise of ESOP Phase I

-

(832)

Amortization of debt and bonds issuance cost

(169

)

-

Others

(661

)

-

Estimated taxable income of the Company before tax losses carry-over

848,895

256,295

Tax losses carry-over at beginning of period

(934,637

)

-

Estimated taxable income (tax losses carry-over at end of period)

of the Company

 (85,742

)

256,295

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

15.

TAXES PAYABLE (continued)

The computation of the total income tax expense for the three months ended March 31, 2004 and 2005 is as follows:

         2004

 (As Restated -

       Note 4)

        2005

Estimated taxable income of the Company

-

256,295

Income tax expense - current (at statutory tax rates)

Company

-

76,871

Subsidiaries

16,355

20,085

Total income tax expense - current

16,355

96,956

Income tax expense (benefit) - deferred

Effect of temporary differences at enacted maximum tax rate (30%)

Company

Sale of investment in subsidiary (in 2005) and associated

company (in 2004)

(9,807

)

32,985

Depreciation - net

20,690

29,335

Equity in net income of investees

8,137

8,366

Amortization of goodwill and other intangible assets

9,851

3,331

Capitalization of interest expense and personnel expense

to property and equipment

-

3,036

Accrual of remuneration and other employee benefits

3,484

1,760

Net periodic pension cost

575

1,205

Provision for doubtful accounts

(9,885

)

(21,776)

Compensation expense for ESOP

(4,466

)

(11,427

)

Accrual of postretirement benefits

(3,610

)

 (6,569)

Provision for termination, gratuity and compensation

benefits of employees

(692

)

(742)

Amortization of debt issuance cost

51

(194)

Gain from sale of property and equipment

198

-

Tax losses carry-over applied

254,668

-

269,194

39,310

Subsidiaries

Depreciation - net

735

(2,674)

Provision for doubtful accounts

(557

)

(294)

Others

(1,657

)

(1,780)

(1,479

)

(4,748)

Income tax expense - deferred

267,715

34,562

Total income tax expense

284,070

131,518

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

15.

TAXES PAYABLE (continued)

The computation of the estimated income tax payable and claim for tax refund for the three months ended March 31, 2004 and 2005 is as follows:

2004

2005

Income tax expense - current

Company

-

76,871

Subsidiaries

16,355

20,085

Total income tax expense - current

16,355

96,956

Less prepayments of income tax of the Company

Article 22

5,172

9,534

Article 23

6,235

8,096

Article 25

37,398

54,469

Total prepayments of income tax of the Company

48,805

72,099

Less prepayments of income tax of Subsidiaries

Article 22

-

420

Article 23

916

7,790

Article 25

-

6,032

Total prepayments of income tax of Subsidiaries

916

14,242

Total prepayments of income tax

49,721

86,341

Estimated income tax payable

Company

-

4,772

Subsidiaries

15,439

5,843

Total estimated income tax payable

15,439

10,615

Claim for tax refund (presented as part of

“Prepaid Taxes”)

Company

48,805

-

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 30% to the combined income, net of loss, before income tax of the Company and Subsidiaries, and the income tax expense as shown in the consolidated statement of income is as follows:

         2004

 (As Restated -

       Note 4)

        2005

Income before income tax per consolidated statement of income

929,270

422,393

Company’s equity in Subsidiaries’ income before income tax and reversal of

inter-company consolidation eliminations

26,678

27,073

Combined income, net of loss, before income tax of the

Company and Subsidiaries

955,948

449,466

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

15.

TAXES PAYABLE (continued)

         2004

 (As Restated -

       Note 4)

        2005

Income tax expense at the applicable tax rate of 30%

286,784

134,840

Tax effect on permanent differences

Assessments for VAT and related penalties

-

2,903

Donation

3,363

1,278

Representation and entertainment

796

1,193

Employee benefits

264

474

Interest income already subjected to final tax

(8,529

)

(11,847)

Others

2,008

2,528

Valuation allowance adjustment

-

205

Adjustment due to tax audit and others

(616

)

(56)

Income tax expense per consolidated statement of income

284,070

131,518

The tax effects of significant temporary differences between financial and tax reporting which are outstanding as of March 31, 2004 and 2005 are as follows:

2004

(As Restated -

Note 4)

2005

Company

Deferred tax assets

Allowance for doubtful accounts - net

155,249

178,518

Allowance for decline in value of investments in associated

companies and

other long-term investments

80,930

82,324

Accrual of postretirement benefits

23,366

40,044

Pension cost

43,739

38,320

Compensation expense for ESOP

11,909

32,789

Accrual of remuneration and other employee benefits

19,782

23,176

Estimated liability for termination, gratuity and compensation benefits of employees (Labor Law No. 13)

8,142

11,333

Allowance for short-term investment

7,619

7,619

Tax losses carry-over

25,723

-

Total

376,459

414,123

Deferred tax liabilities

Property and equipment

538,509

809,136

Investments in subsidiaries/associated companies net of

amortization of goodwill and other intangible assets

18,916

120,891

Deferred bonds and loans issuance costs

6,549

6,398

Difference in transactions of equity changes in associated

companies/subsidiaries

1,752

1,801

Others

925

900

Total

566,651

939,126

Deferred tax liabilities - net

190,192

525,003

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

15.

TAXES PAYABLE (continued)

2004

(As Restated -

Note 4)

2005

Subsidiaries (APE in 2004 and 2005, IMM in 2005)

Deferred tax assets

Allowance for decline in value of other long-term investments

-

9,462

Allowance for doubtful accounts - net

567

7,542

Tax loss carry-over

3,565

5,027

Others

27

423

4,159

22,454

Valuation allowance

(3,787

)

(20,448)

Net

372

2,006

Deferred tax liabilities

Investments in subsidiaries/associated companies

-

1,891

Property and equipment

362

267

Others

978

2,781

Total

1,340

4,939

Deferred tax liabilities - net

968

2,933

Total deferred tax liabilities - net

191,160

527,936

Subsidiaries (Sisindosat, Lintasarta and IMM in 2004,

Lintasarta in 2005)

Deferred tax assets

Property and equipment

15,212

23,829

Allowance for doubtful accounts - net

25,459

1,908

Allowance for decline in value of investments in associated

companies and

other long-term investments

22,028

-

Investments in subsidiaries/associated companies

648

-

Others

11,827

12,950

Total

75,174

38,687

Valuation allowance

(15,226

)

-

Net

59,948

38,687

Deferred tax liabilities

Others

832

466

Deferred tax assets - net

59,116

38,221

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

15.

TAXES PAYABLE (continued)

The breakdown by entity of the foregoing deferred tax assets and liabilities outstanding as of March 31, 2004 and 2005 is as follows:

2004

(As Restated - Note 4)

2005

Deferred Tax

Deferred Tax

Deferred TaxDeferred Tax

Assets

Liabilities

Assets

Liabilities

Company

-

190,192

-

525,003

Subsidiaries

Sisindosat

30,130

-

-

-

Lintasarta

24,875

-

38,221

-

IMM

4,111

-

-

-

APE

-

968

-

2,933

Total

59,116

191,160

38,221527,936

The significant temporary differences on which deferred tax assets have been computed are not deductible for income tax purposes until the decrease in the carrying value of investments in subsidiaries/associated companies and the allowance for decline in value of investments in associated companies and other long-term investments are realized upon sale of the investments, the doubtful accounts are written off, the tax losses carryover are utilized, and the accrued remuneration and other employee benefits are paid. The deferred tax liabilities relate to the differences in the book and tax bases of property and equipment, goodwill and other intangible assets, and investments in associated companies/subsidiaries.

A valuation allowance has been established for certain deferred tax assets. This valuation allowance reduces tax assets to an amount which is more likely than not to be realized.

Under the current tax laws of Indonesia, the Company and Subsidiaries submit their respective tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within ten years after the fiscal year when the tax became payable. Any loss on income tax basis can be carried forward and used to offset against future taxable income for a maximum period of 5 years.

On January 19, 2005, the Company received assessment letters on tax underpayment (“SKPKB”/”STP”) from the Directorate General of Taxation for 2003 VAT of Satelindo amounting to Rp9,677 (including penalties and interest). The assessments have been fully settled by the Company as of March 31, 2005.

No income tax was provided for Sisindosat, Asiatel, SIB, and APE in 2004, and for SMM in 2004 and 2005 because they were in tax loss position during those periods.

The Company provides for deferred tax liabilities (DTL) and deferred tax assets (DTA) relating to the book-versus-tax-basis differences in its investment in domestic subsidiaries as the Company believes that for certain subsidiaries the investment will be recovered through the sale of the shares which is a taxable transaction and for certain subsidiaries the differences will be deductible from ordinary income as a result of a merger.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

15.

TAXES PAYABLE (continued)

The above treatment was also applied to the merged subsidiaries up to the merger date (Note 1e).

The tax losses carryover of SMM as of March 31, 2005 can be carried forward through 2010 based on the following schedule:

Year of Expiration

Amount

2006

11,528

2008

356

2009

4,453

2010

421

Total

16,758

16.

ACCRUED EXPENSES

This account consists of the following:

2004

(As Restated -

Note 4)

2005

Interest

194,981

224,257

Postretirement benefits

77,885

133,481

Concession fee

51,654

118,425

Other employee benefits

115,690

107,042

Network repairs and maintenance

34,664

87,909

Labor Law No. 13 benefits (Note 29)

33,674

43,902

Annual leave

37,219

42,593

Link

13,426

23,820

Pension cost (Note 29)

21,912

22,247

Rental

21,088

13,815

Consultancy fees

25,337

12,723

Radio frequency fee

83,405

7,464

Utilities

6,651

2,980

Insurance

6,705

2,165

Others

222,152

82,372

Total

946,443

925,195

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

17.

LONG-TERM DEBTS

This account consists of the following:

2004

2005

Related parties

Syndicated loan facility 2

BNI - net of unamortized debt issuance cost of Rp13,348

in 2004 and Rp 9,551 in 2005

811,652

508,094

Mandiri - net of unamortized debt issuance cost of Rp3,236

in 2004 and Rp 2,140 in 2005

196,764

118,452

Third parties - net of unamortized debt issuance cost of Rp15,774 in 2004 and Rp11,264 in 2005

1,038,675

735,477

Total long-term debts

2,047,091

1,362,023

Less current maturities

Related parties

BNI

61,875

-

Mandiri

22,220

-

Third parties

112,125

60,849

Total current maturities

196,220

60,849

Long-term portion

1,850,871

1,301,174

The details of the loans from related parties are as follows:

Syndicated Loan Facility 2

On October 2, 2003, the Company entered into a syndicated loan agreement covering Rp3,165,000 with the following syndicated banks:

Bank

Amount

BCA

975,000

Mandiri *

900,000

BNI

*

900,000

Danamon *

240,000

Bukopin

150,000

Total

3,165,000

* related parties

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

17.

LONG-TERM DEBTS (continued)

Syndicated Loan Facility 2 (continued)

The facility is divided into 3 tranches:

Tranche

Bank

Amount

A

Danamon

240,000

Bukopin 150,000

B

Mandiri

900,000

C

BCA

975,000

BNI

900,000

Total

3,165,000

The Company drew Rp200,000 and Rp1,800,000 from its facility under Tranches B and C, respectively, on December 8, 2003.

Based on the loan agreement, the Company should use the proceeds of the loans to repay IM3’s debts and Satelindo’s debts based on the MRA, and/or for capital expenditure financing, and/or for other corporate general needs if IM3’s debts are repaid using other facility.

The annual interest rates ranged from 11.41% to 12.34% and from 11.00% to 11.92% for the three months ended March 31, 2004 and 2005, respectively.

On December 7, 2004, the Company paid the first semi-annual installments amounting to Rp73,125, Rp61,875 and Rp22,220 to BCA, BNI and Mandiri, respectively.

On March 31, 2005, the Company made early payments of the loans amounting to Rp290,112, Rp245,480 and Rp57,188 to  BCA, BNI and Mandiri, respectively.

On the same date, the Company also entered into agreements amending the loan agreement with BCA, BNI and Mandiri. The amendments covered, among others, the following:

•

The remaining balance of the loan will mature on April 1, 2008. However, the amendment provides early repayment option for the Company, commencing on April 1, 2007 up to the maturity date. Any repayment made before April 1, 2007 will require the Company to pay penalty amounting to 1% of such repaid amount.

•

The loan bears interest as follows:

-

April 1, 2005 - March 31, 2007 : fixed interest rate of 9.3% per annum

-

April 1, 2007 - March 31, 2008 : a reference rate plus margin rate of 2.5% or 10.5%, whichever is higher

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

17.

LONG-TERM DEBTS (continued)

As of March 31, 2004 and 2005, the outstanding balances of the loans are as follows:

Bank

2004

2005

BCA

975,000

611,763

BNI*

825,000

517,645

Mandiri*

200,000

120,592

Balance

2,000,000

1,250,000

Unamortized debt issuance cost

(32,358

)

(22,955)

Net

1,967,642

1,227,045

*

related parties

The amortization of debt issuance cost charged to operations amounted to Rp2,361 in 2004 and Rp2,307 in 2005.

The loans from third parties consist of the following:

2004

2005

Syndicated Loan Facility 2 (refer to previous section on loans from related parties)

BCA - net of unamortized debt issuance cost of Rp15,774

in 2004 and Rp11,264 in 2005

959,226

600,499

Investment Credit Facility 3 from Niaga

-

97,529

Investment Credit Facility 1 from Niaga

64,449

25,449

Import Sight Letter of Credit (“L/C”) Facility and Investment

Credit Facility 2 from Niaga

15,000

12,000

Total

1,038,675

735,477

Less current maturities

112,125

60,849

Long-term portion

926,550

674,628

a.

Investment Credit Facility 3 from Niaga

On June 29, 2004, Lintasarta obtained a loan from a new credit facility from Bank Niaga for the  purchase of telecommunication equipment, computer and other supporting facilities amounting to Rp98,000. The loan bears interest at 3-month time deposits rate guaranteed by  Bank Indonesia plus 3.5%. The loan has a grace period in the repayment of principal up to the quarter ending June 29, 2005. The quarterly repayment of the principal will start on September 29, 2005, at Rp9,800 each quarter up to December 29, 2007. As of March 31, 2005, the outstanding balance of the loan amounted to Rp97,529 (of which Rp13,018 or the equivalent of US$1,574 was used to finance Import Sight L/C facility) (see point c below).

The loan is collateralized by all equipment purchased from the proceeds of the credit facility, receivables from frame relay (Note 7) and trade receivables from one of Lintasarta’s customers.

The loan also has the same restrictive covenants as the Import Sight L/C Facility and Investment Credit Facility 1 from Niaga.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

17.

LONG-TERM DEBTS (continued)

b.

Investment Credit Facility 1 from Niaga

On October 16, 2001, Lintasarta obtained investment credit facility amounting to Rp117,000 from Niaga. In 2002, Lintasarta drew Rp113,199 from the facility. This loan bears interest at 3-month time deposits rate guaranteed by Bank Indonesia plus 3.25% (subsequently changed to 2.75% on April 8, 2002). The repayment of the principal started on January 6, 2003, with installments amounting to Rp9,750 payable quarterly up to October 6, 2005. As of March 31, 2004 and 2005, this loan had outstanding balances of Rp64,449 and Rp25,449, respectively.

Up to March 31, 2004 and 2005, total payments of these loans amounted to Rp48,750 and Rp87,750, respectively.

The loan is collateralized by all equipment purchased from the proceeds of the credit facilities, receivables from frame relay (Note 7) and time deposit placed in Niaga amounting to Rp10,000  (presented as part of “Non-current Assets - Others”). Based on the amendment No. 201/CBG/JKT/2004 dated June 29, 2004 of the credit agreement, the loan is also secured by trade receivables from one of Lintasarta’s customers. Lintasarta is required to obtain written approval from Niaga if:

-

The combined ownership of the Company and Yayasan Kesejahteraan Karyawan Bank Indonesia in Lintasarta shall become less than 51% during the facility period.

-

Lintasarta will obtain new debts (Note 18).

-

Lintasarta will invest in other than Lintasarta’s current business.

Lintasarta is also required to maintain certain financial ratios and its dividends distribution should not be more than 50% of the current period’s net income.

In addition, on May 31, 2000, Lintasarta obtained Standby L/C and Bank Guarantee facilities from Niaga. The facilities consist of the following:

•

Standby L/C facility amounting to US$5,000 for the importation of electronic and telecommunication equipment and amounting to US$100 for the payment to Lintasarta’s supplier. On August 6, 2003, the facility was rolled over until August 6, 2004 but the facility amount was reduced to US$1,000. On June 29, 2004, the facility was rolled over until August 6, 2005. As of March 31, 2005, Lintasarta has not used this facility.

•

Bank guarantee facility amounting to US$3,000. On August 4, 2003, this facility was rolled over until August 6, 2004 but the facility amount was reduced to US$500. On June 29, 2004, the facility was rolled over until August 6, 2005. No drawdowns have been made from the reduced facility as of  March 31, 2005.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

17.

LONG-TERM DEBTS (continued)

c.

Import Sight L/C Facility and Investment Credit Facility 2 from Niaga

On August 14, 2003, Lintasarta obtained facilities from Niaga as follows:

•

Import Sight L/C facility for the purchase of telecommunication equipment, computer and other supporting facilities amounting to US$10,000 wherein Rp15,000 of the facility would be financed through investment credit facility 2 and the remainder would be financed by Lintasarta itself. The expiry date of the facility was extended from August 14, 2004 to December 31, 2004. As of December 31, 2004, Lintasarta has already used this facility to the extent of US$5,101. The facility used was financed by investment credit facility 2 amounting to US$1,827 or equivalent to Rp15,000 (see below) and the remaining balance of US$3,274 was financed by Lintasarta itself amounting to US$1,700 and by investment credit facility 3 amounting to US$1,574 (see point “a” above). This facility expired on December 31, 2004.

•

Investment credit facility 2 amounting to Rp15,000 to finance the above facility. This loan bears interest at 3-month time deposits rate guaranteed by Bank Indonesia plus 2.75% (subsequently changed to 3% on October 1, 2003). Lintasarta has a grace period until August 14, 2004 to start paying the interest on the loan. The repayment of the principal started on November 14, 2004, with installments amounting to Rp1,500 payable quarterly up to February 14, 2007. As of March 31, 2005, Lintasarta has fully drawn this facility.

The loan is collateralized by all equipment (purchased from the proceeds of the credit facilities) and receivables from frame relay (Note 7).

The loan also has the same restrictive covenants as the Import Sight L/C Facility and Investment Credit Facility 1 from Niaga.

The scheduled principal payments from 2006 to 2008 of all the long-term debts as of March 31, 2005 are as follows:

March, 31

2006

2007

2008

Total

In rupiah

Syndicated Loan Facility 2

BCA

-

-

611,763

611,763

BNI

-

-

517,645

517,645

Mandiri

-

-

120,592

120,592

Niaga

60,849

45,200

28,929134,978

Total

60,849

45,200

1,278,9291,384,978

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

18.

BONDS PAYABLE

As of March 31, 2004 and 2005, this account consists of:

2004

2005

Guaranteed Notes Due 2010 (US$300,000) - net of unamortized

notes issuance cost of Rp27,028 in 2004

and Rp23,792 in 2005

2,549,072

2,820,122

Third Indosat Bonds in Year 2003 with Fixed Rate - net of

unamortized bonds issuance cost of Rp28,378 in 2004

and Rp24,030 in 2005

2,471,622

2,475,970

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

1,075,000

1,075,000

First Indosat Bonds in Year 2001 with Fixed and Floating Rates

1,000,000

1,000,000

Indosat Syari’ah Mudharabah Bonds in Year 2002

175,000

175,000

Limited bonds issued by Lintasarta*

30,436

30,436

Convertible bonds issued by Lintasarta**

6,106

6,106

Total

7,307,236

7,582,634

*  after elimination of limited bonds issued to the Company amounting to Rp9,564

** after elimination of convertible bonds issued to the Company amounting to Rp13,893

Guaranteed Notes Due 2010

In October 2003, the Company, through IFB, issued Guaranteed Notes Due 2010 with fixed rate.
The notes have a total face value of US$300,000. The notes have B+ and B2 ratings from Standard & Poor’s (“S&P”) and Moody’s Investors Service (“Moody’s”), respectively. The notes bear fixed interest rate at 7.75% per annum payable in semi-annual installments on May 5 and November 5 of each year, commencing May 5, 2004. The notes will mature on November 5, 2010.

The notes are redeemable at the option of IFB, in whole or in part at any time on or after November 5, 2008. The notes are redeemable at prices equal to 103.8750%, 101.9375% and 100.0000% of the principal amount during the 12-month period commencing on November 5 of 2008, 2009 and 2010, respectively. In addition, prior to November 5, 2006, IFB may redeem up to a maximum of 35% of the original aggregate principal amount, with the proceeds of one or more public equity offerings of the Company, at a price equal to 107.75% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The notes are also redeemable at the option of IFB, in whole but not in part, at any time, at a price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest and additional amount to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and the Netherlands that would require IFB or the Company to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of IFB (including sale, transfer, assignment, lease, conveyance or other disposition of “all or substantially all” of IFB’s assets), the holder of the notes has the right to require IFB to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

The Company received the proceeds of the notes on November 5, 2003.

The net proceeds, after deducting the underwriting fee and offering expenses, were used primarily to repay a portion of Indosat’s (including Satelindo’s and IM3’s) outstanding indebtedness amounting to Rp1,500,000 and US$447,500.

The amortization of notes issuance cost charged to operations amounted to Rp800 in 2004 and Rp837 in 2005.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

18.

BONDS PAYABLE (continued)

Third Indosat Bonds in Year 2003 with Fixed Rate

On October 15, 2003, the Company issued at face value its Third Indosat Bonds in Year 2003 with Fixed Rate (“Third Indosat Bond”), with BRI as the trustee. The bonds have a total face value of Rp2,500,000 in Rp50 denomination. The bonds have idAA+ and AA+ ratings from PT Pemeringkat Efek Indonesia (“Pefindo”) and PT Kasnic Credit Rating (“Kasnic”), respectively. The bonds consist of two series:

•

Series A bonds amounting to Rp1,860,000 which bear interest at the fixed rate of 12.5% per annum for 5 years starting October 22, 2003

•

Series B bonds amounting to Rp640,000 which bear interest at the fixed rate of 12.875% per annum for 7 years starting October 22, 2003

The bonds mature if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the Series A bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value. The Company has also the right to make early payment for all the Series B bonds on the 4th and the 6th anniversaries of the bonds at 100% of the bonds’ nominal value.

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price temporarily or as an early settlement.

PT Kustodian Sentral Efek Indonesia (“KSEI”), acting as payment agent, shall pay interest on the bonds, as follows:

Series A

:

Starting on January 22, 2004 and every quarter thereafter up to October 22, 2008

Series B

:

Starting on January 22, 2004 and every quarter thereafter up to October 22, 2010

The proceeds of the bonds were used as capital injection to Satelindo which, in turn, used the proceeds to repay its debts and Guaranteed Floating Rate Bonds (Note 1d - SIB).

The bonds are neither collateralized nor guaranteed by other parties.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The amortization of bonds issuance cost charged to operations amounted to Rp1,065 in 2004 and Rp800 in 2005.

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

On November 6, 2002, the Company issued its Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (“Second Indosat Bond”), with BRI as the trustee. The bonds have a total face value of Rp1,075,000 in Rp50 denomination. The bonds have an idAA+ (stable outlook) rating from Pefindo. The bonds consist of three series:

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

18.

BONDS PAYABLE (continued)

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (continued)

•

Series A bonds amounting to Rp775,000 which bear interest at the fixed rate of 15.75% per annum for 5 years starting February 6, 2003

•

Series B bonds amounting to Rp200,000, which bear interest at the fixed rate of 16% per annum for 30 years starting February 6, 2003. The bonds mature if the Company or the bondholder exercises the following options:

-

Buy Option

:

the Company has the right to make early payment for all the Series B bonds on the 5th, 10th, 15th, 20th and 25th anniversaries of the bonds at 101% of the bonds’ nominal value.

-

Sell Option

:

the bondholder has the right to ask for early settlement from the Company at  100% of the bonds’ nominal value: 1) at any time, if the rating of the bonds decreases to idAA- or lower (Special Sell Option) or 2) on the 15th, 20th and 25th anniversaries of the bonds (Regular Sell Option).

•

Series C bonds amounting to Rp100,000 which bear interest at the fixed rate of 15.625% per  annum for the first year starting February 6, 2003 and floating rates for the succeeding years  until November 6, 2007. The floating rates are determined using the last interest rate for three-month period of Certificates of Bank Indonesia, plus 1.625% margin. The floating rates should have a maximum limit of 18.5% and a minimum limit of 15% per annum.

KSEI, acting as payment agent, shall pay interest on the bonds, as follows:

Series A and C

:

Starting on February 6, 2003 and every quarter thereafter up to November 6, 2007

Series B

:

Starting on February 6, 2003 and every quarter thereafter up to November 6, 2032

Buy Option

:

February 6, 2003 and every quarter thereafter up to November 6, 2007, 2012, 2017, 2022 and 2027

Sell Option

:

February 6, 2003 and every quarter thereafter up to November 6, 2017, 2022 and 2027

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security for all of the Company’s other liabilities including the bonds.

The proceeds of the bonds were used to repay the working capital loan from Mandiri and time loan facility from BCA.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

First Indosat Bonds in Year 2001 with Fixed and Floating Rates

On April 12, 2001, the Company issued its First Indosat Bonds in Year 2001 with Fixed and Floating  Rates (“First Indosat Bond”), with BRI as the trustee. The bonds, which consist of two series, have a total face value of Rp1,000,000 in Rp50 denomination and mature on April 12, 2006. The bonds have an idAA+ (stable outlook) rating from Pefindo.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

18.

BONDS PAYABLE (continued)

First Indosat Bonds in Year 2001 with Fixed and Floating Rates (continued)

The Series A bonds amounting to Rp827,200 bear interest at the fixed rate of 18.5% per annum for 5  years starting April 12, 2001. The Series B bonds amounting to Rp172,800 bear interest at the fixed rate of 18.5% per annum for the first year starting April 12, 2001 and floating rates for the succeeding years. The floating rates are determined using the average for 5 working days of the average 3-month rupiah time deposits with Mandiri, BCA, BNI and Danamon, plus a fixed premium of 2.25%.
The floating rates should have a maximum limit of 21% and a minimum limit of 16% per annum. KSEI, acting as payment agent, pays quarterly interest on the bonds starting July 12, 2001 until April 12, 2006.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security for all of the Company’s other liabilities including the bonds.

The proceeds of the bonds have been used for developing cellular business through a subsidiary (IM3), the Company’s domestic network, and internet and multimedia infrastructure; improving the service and quality of international direct dialing and related services; and increasing submarine cable capacity.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Indosat Syari’ah Mudharabah Bonds in Year 2002 (“Syari’ah Bonds”)

On November 6, 2002, the Company issued its Syari’ah Bonds, with BRI as the trustee. The bonds have a total face value of Rp175,000 in Rp50 denomination and mature on November 6, 2007.
The bonds have an idAA+ (stable outlook) rating from Pefindo.

Each bondholder is entitled to a revenue-sharing income [Pendapatan Bagi Hasil (“PBH”)], which is determined on the basis of the bondholder’s portion (Nisbah) of the Shared Revenue (Pendapatan Yang Dibagihasilkan). Shared revenue refers to the operating revenue of Satelindo and IMM earned from their satellite and internet services, respectively. The bondholders’ portions (expressed in percentages) of the satellite and internet services revenue, are as follows:

Percentage (%)

Year

Satellite

Internet

1

6.91

10.75

2

6.91

9.02

3

6.91

7.69

4

6.91

6.56

5

6.91

5.50

Based on an agreement reached between the Company and the bondholders in the Syari’ah Bondholders’ General Meeting held on October 1, 2003, the shared revenue which previously referred to the operating revenue of Satelindo earned from its satellite services was changed to the operating revenue of the Company earned from the same services. The bondholders’ portions (expressed in percentages) of the Company’s satellite revenue also changed as follows:

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

18.

BONDS PAYABLE (continued)

Indosat Syari’ah Mudharabah Bonds in Year 2002 (“Syari’ah Bonds”) (continued)

Year

Percentage (%)

1

6.91

2

9.34

3

9.34

4

9.34

5

9.34

KSEI, acting as payment agent, shall pay quarterly the revenue-sharing income on the bonds starting February 6, 2003 until November 6, 2007.

The bonds are not collateralized by any specific Company assets nor guaranteed by other parties. All  of the Company’s assets, except for the assets that have been specifically used as a security to its other creditors, are used as pari-passu security for all of the Company’s other liabilities including the bonds.

The proceeds of the bonds replaced the Company’s internal funds used for the development of its cellular business through the acquisition of Satelindo.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Limited Bonds Issued by Lintasarta

In June 2003, Lintasarta entered into an agreement with its stockholders for the former to issue limited bonds amounting to Rp40,000. The limited bonds represent unsecured bonds which mature on June 2, 2006 and bear interest at the fixed rate of 16% per annum for the first year and floating rates for the succeeding years. The floating rates are determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The floating rates should have a maximum limit of 19% and a minimum limit of 11% per annum. Lintasarta pays interest on the bonds quarterly starting September 2, 2003.

On September 26, 2003, Lintasarta obtained approval from Niaga on the issuance of the limited bonds (Note 17).

Convertible Bonds Issued by Lintasarta

At Lintasarta’s Stockholders’ Annual General Meeting held on March 21, 2002, the stockholders approved, among others, the declaration of cash dividend amounting to Rp25,300 or 37.5% of Lintasarta’s net income in 2001. Cash dividend paid on June 3, 2002 amounted to Rp4,149 (net of tax). The remaining dividend is distributed in the form of unsecured convertible bonds, which bear interest at the annual fixed rate of 19% and payable on a quarterly basis. The bonds will be converted into Lintasarta’s common stock at par value of Rp1,000,000 per share on the bonds’ maturity date on June 30, 2007.

On May 23, 2003, Lintasarta obtained approval from Niaga on the issuance of the convertible bonds (Note 17).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

18.

BONDS PAYABLE (continued)

Convertible Bonds Issued by Lintasarta (continued)

Based on the first amendment dated July 12, 2004 of the Convertible Bonds Agreement, the fixed interest rate of the convertible bonds issued by Lintasarta has been changed to become a floating rate. The floating rate is determined using the average rate for 6-month rupiah time deposits with Mandiri, BNI and BTN, plus a fixed premium of 3%. The floating rate should have a maximum limit of 19% and a minimum limit of 11%. The first amendment is effective starting on July 1, 2004.

The scheduled principal payments of all the bonds payable outstanding as of March 31, 2005 are as follows:

March 31,

2006

2007

2008

2009Total

In U.S. dollar

Guaranteed Notes Due 2010

In U.S. dollar *

-

-

-

-

-

In equivalent rupiah

-

-

-

-

-

In rupiah

Third Indosat Bonds

Series A***

-

-

-

1,860,000

1,860,000

Second Indosat Bonds

Series A and C **

-

-

875,000

-

875,000

First Indosat Bonds

-

1,000,000

-

-

1,000,000

Syari’ah Bonds

-

-

175,000

-175,000

Limited Bonds of Lintasarta

-

30,436

-

-

30,436

Convertible Bonds of Lintasarta

-

-

6,106

-6,106

Total

-

1,030,436

1,056,106

1,860,0003,946,542

*    these notes do not have specific maturity date due to the early redemption option

**   excluding Series B bonds which do not have specific maturity date due to the buy and sell option

*** excluding Series B bonds which do not have specific maturity date due to the early settlement and buy-back option

19.

CAPITAL STOCK

The Company’s capital stock ownership as of March 31, 2004 and 2005 is as follows:

2004

Number of

Percentage

Shares Issued

of Ownership

Stockholders

and Fully Paid

Amount

(%)

A Share

Government of the Republic

of Indonesia

1

-

-

B Shares

Indonesia Communications

Limited, Mauritius

2,171,250,000

217,125

41.94

Government of the Republic

of Indonesia

776,624,999

77,662

15.00

Others (each holding below 5%)

2,229,625,000

222,963

43.06

Total

5,177,500,000

517,750

100.00

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

19.

CAPITAL STOCK (continued)

2005

Number of

Percentage

Shares Issued

of Ownership

Stockholders

and Fully Paid

Amount

(%)

A Share

Government of the Republic

of Indonesia

1

-

-

B Shares

Indonesia Communications

Limited, Mauritius

2,171,250,000

217,125

41.07

Government of the Republic

of Indonesia

776,624,999

77,662

14.69

Others (each holding below 5%)

2,339,241,000

233,925

44.24

1

Total

5,287,116,000

528,712

100.00

The “A” share is a special share held by the Government of the Republic of Indonesia and has special voting rights. The material rights and restrictions which are applicable to the “B” shares are also applicable to the “A” share, except that the Government may not transfer the “A” share, and it has a veto right with respect to (i) amendment to the provisions regarding the rights of “A” share as stipulated in the articles of association; (ii) amendment to the objective and purposes of the Company; (iii) increase of capital without pre-emptive rights; (iv) merger, consolidation and acquisition; and (v) dissolution and liquidation of the Company.

Based on a letter dated December 30, 2002 from the Government of the Republic of Indonesia to the Chairman of BAPEPAM and a press release held by the Government on December 15, 2002, the Government through the Ministry of State-Owned Enterprises has entered into a Share Purchase Agreement dated December 15, 2002 with ICL and STT Communications Limited (“STTC”), the  sole  shareholder of ICL, for the sale of the Government’s 2,171,250,000 B shares (as restated) (representing 41.94%  ownership interest in 2004 or 41.07% ownership interest in 2005) in the Company to ICL. The closing date of the transaction was December 20, 2002.

Based on a letter from STT to the Chairman of BAPEPAM which was prepared in accordance with  BAPEPAM Regulations No. IX.H.1, “Open Company Takeover”, and No. X.M.1, “Disclosure Requirements for Certain Shareholders”, STT reported the above transaction to BAPEPAM. In addition, STT also reported to BAPEPAM the following matters, among others:

•

Based on an agreement dated December 15, 2002 between the Government of the Republic of Indonesia and ICL which expires in 3 years, ICL will not resell the Company’s shares within 3 years. Moreover, STTC was required to maintain at least 50.1% equity interest in ICL.

•

STT through ICL will support, along with the Government of Indonesia, the merger plan of Satelindo and IM3 into the Company.

•

The Government of the Republic of Indonesia agreed to vote together with ICL within one year on dividend distribution, amendment of the articles of association, merger, consolidation and acquisitions by the Company (where the consolidation will not affect the continuing business operations of the Company).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

19.

CAPITAL STOCK (continued)

At the Company’s Stockholders’ Extraordinary Meeting held on December 27, 2002 the minutes of which were notarized under deed No. 42 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.) on the same date, the stockholders approved to amend the Company’s articles of association relating to, among others, the right of the “A” share to appoint only one director and one commissioner of the Company.

Based on a letter from ICL to the Company regarding a notification of pledge of shares with respect to shares of the Company, ICL informed the Company that ICL pledged all of its B Shares as collateral for a loan facility obtained by STTC from third parties.

Based on a resolution at the Company’s Stockholders’ Extraordinary Meeting held on March 8, 2004, the Stockholders approved, among others, to:

•

Split the nominal value of the Company’s A share and B shares from Rp500 to Rp100 per share, resulting in an increase in the number of authorized shares from 4,000,000,000 to 20,000,000,000 shares and in the number of issued and fully paid shares from 1,035,500,000 to 5,177,500,000 shares

•

Reclassify four A shares resulting from the stock split to B shares

•

Change the exercise price of ESOP Phase I (Note 20) from Rp7,837.2 to Rp1,567.4 and increase the number of options by 5 times.

In connection with the exercise of ESOP Phase I commencing from August 1, 2004, 109,616,000 B shares have been issued as of March 31, 2005 (Note 20) at a total premium of Rp211,278.

20.

STOCK OPTIONS

At the Company’s Annual Stockholders’ General Meeting held on June 26, 2003, the stockholders resolved to, among others, issue 258,875,000 Company B shares (as restated, Note 19) in reserve which are equal to 5% of the Company’s issued and fully paid capital with nominal value of Rp100 per share (as restated) by implementing BAPEPAM Regulation No. IX.D.4, “Capital Increases Without Pre-emptive Rights”, which will be allocated to the employees through an Employee Stock Option Program (“ESOP”). The exercise price for ESOP Phase I is 90% of the average closing price of the Company’s shares within 25 consecutive exchange days in the regular market prior to the announcement for the above-mentioned Annual Stockholders’ General Meeting [i.e., Rp1,567.4 (in full amount, as restated)].

The ESOP will be distributed in two phases:

a.

Phase I: 50% of the ESOP shares or 129,437,500 stock options (as restated) will be distributed to the Company’s and its subsidiaries’ permanent employees and Boards of Directors and Commissioners from August 1, 2003 with one year vesting period. The exercise period for the options is one year commencing August 1, 2004.

b.

Phase II: 50% of the ESOP shares or 129,437,500 stock options will be distributed to the Company’s and its subsidiaries’ permanent employees and Boards of Directors and Commissioners from August 1, 2004 with one year vesting period. The exercise period for the options is one year commencing August 1, 2005.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

20.

STOCK OPTIONS (continued)

At the Company’s Annual Stockholders’ General Meeting held on June 22, 2004, the stockholders resolved, among others, that the exercise price for ESOP Phase II is 90% of the average closing price of the Company’s shares within 25 consecutive exchange days in the regular market prior to the announcement for the 2004 Annual Stockholders’ General Meeting [i.e., Rp3,702.6 (in full amount)].  It is also resolved that the undistributed ESOP shares from ESOP Phase I will be reallocated for distribution in ESOP Phase II.

In 2004, the Company made an adjustment to decrease the compensation expense of ESOP Phase I as a result of options amounting to Rp3,609 being forfeited.

The total fair values of stock options under ESOP Phase I and Phase II are Rp55,932 and Rp155,681, respectively.

The fair values of stock options under ESOP Phase I and Phase II were computed by adopting the Black-Scholes option pricing model and applying the following assumptions:

Phase I

Phase II

Risk-free interest rate

10.00%

8.90%

Expected dividend yield

4.36%

3.50%

Expected volatility

36.50%

37.00%

Expected option period

2 years

2 years

In 2004, the Company recognized proportionate three months’ compensation expense relating to ESOP Phase I amounting to Rp14,887, while in 2005, the Company recognized  proportionate three months’ compensation expense relating to ESOP Phase II amounting to Rp38,920, as part of “Operating Expenses - Personnel” (Note 24).

Since 7,847,000 shares under ESOP Phase I were forfeited, based on the Directors’ Decree dated January 28, 2005, they were added to the total shares to be distributed in ESOP Phase II resulting in the number of shares allocated in ESOP Phase II to become 137,284,500 shares. The vesting period for the additional shares granted in ESOP Phase II is the same as that for the original ESOP Phase II, which is up to July 31, 2005.

As of March 31, 2005, the number of stock options under ESOP Phase I exercised by the employees is 109,616,000 shares (Note 19).

21.

OPERATING REVENUES - CELLULAR

This account consists of:

2004

2005

Usage charges

1,073,727

1,300,225

Features

395,405

590,943

Interconnection income

182,497

179,973

Monthly subscription charges

28,863

10,829

Connection fee

31,947

30,366

Others

9,152

40,860

Total

1,721,591

2,153,196

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

21.

OPERATING REVENUES - CELLULAR (continued)

The above interconnection income includes interconnection income from related parties amounting to Rp144,034 and Rp107,638 in 2004 and 2005, respectively (Note 30).

22.

OPERATING REVENUES - FIXED TELECOMMUNICATION

The “Operating Revenues - Fixed Telecommunication” account represents the Company’s share of revenue from the following:

2004

2005

International calls

Incoming calls

202,080

158,622

Outgoing calls

222,457

125,099

Others

15,471

37,137

Total

440,008

320,858

Net settlements from other foreign telecommunications carriers of international telephone services amounted to Rp139,193 and Rp171,644 in 2004 and 2005, respectively.

Operating revenues - international calls from related parties amounted to Rp275,787 and Rp119,217 in 2004 and 2005, respectively. These amounts represent 64.96% and 42.02% of total operating revenues - international calls in 2004 and 2005, respectively (Note 30).

23.

OPERATING REVENUES - MIDI

This account consists of:

2004

2005

Related parties

World link and direct link

33,324

25,903

Frame net

20,575

19,403

Internet

6,741

17,911

Digital data network

8,852

6,384

Satellite lease

10,713

4,692

Packet net

6,834

4,424

Others

3,481

5,545

90,520

84,262

Third parties

World link and direct link

73,160

88,144

Internet

60,048

79,843

Frame net

65,437

67,511

Satellite lease

29,059

29,677

Application services

3,069

15,485

Digital data network

15,313

13,776

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

23.

OPERATING REVENUES - MIDI (continued)

2004

2005

TV link

2,348

1,691

Packet net

1,886

1,014

Others

7,599

9,966

257,919

307,107

Total

348,439

391,369

24.

OPERATING EXPENSES - PERSONNEL

This account consists of:

2004

(As Restated -

Note 4)

2005

Salaries

69,766

54,627

Bonuses

43,886

46,293

Employee income tax

38,210

45,015

Incentives and other employee benefits

60,512

42,838

ESOP compensation expense (Note 20)

14,887

38,920

Outsourcing

15,741

33,246

Postretirement healthcare benefit

12,033

22,323

Medical expense

8,377

10,782

Pension (Note 29)

10,156

7,077

Separation, appreciation, and compensation expense

under Labor Law No.13/2003 (Note 29)

3,310

2,950

Annual leave

979

1,632

Others

5,830

21,616

Total

283,687

327,319

The personnel expenses capitalized to properties under construction and installation in 2005 amounted to Rp6,824.

25.

OPERATING EXPENSES - COMPENSATION TO TELECOMMUNICATIONS CARRIERS AND SERVICE PROVIDERS

This account consists of compensation to telecommunications carriers and service providers, as follows:

2004

2005

Telkom

144,728

107,464

Other telecommunications carriers and service providers

4,439

4,400

Total

149,167

111,864

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

25.

OPERATING EXPENSES - COMPENSATION TO TELECOMMUNICATIONS CARRIERS AND SERVICE PROVIDERS (continued)

The compensation expenses consist of interconnection and other expenses of the Company.

Interconnection relates to the expenses for the interconnection between the Company’s telecommunications networks and those owned by Telkom or other telecommunications carriers.

Other expenses charged by Telkom relate to the billings for the use of circuit, infrastructure rental and billing processing services provided by Telkom (Note 30). Other expenses charged by other telecommunications carriers mainly consist of billings for the use of their circuits.

The Company, Satelindo and IM3 have interconnection arrangements with domestic and overseas operators (Notes 30, 35 and 36). The operating revenues from interconnection services are presented on a net basis, except for those which are based on tariff as stipulated by the Government (Note 2o). The details of interconnection revenues which are presented on a net basis and shown as part of Operating Revenues, are as follows:

2004

2005

Domestic

Interconnection revenues

479,017

417,638

Interconnection charges

(269,768

)

(324,176)

Net

209,249

93,462

Overseas

Revenues from international carriers

247,793

220,844

Charges from international carriers

(108,600

)

(49,180)

Net

139,193

171,664

26.

OPERATING EXPENSES - ADMINISTRATION AND GENERAL

This account consists of:

2004

2005

Provision for doubtful accounts

35,012

66,439

Rent

21,104

20,661

Travel

18,318

16,326

Insurance

7,709

8,628

Professional fees

4,631

8,189

Training, education and research

5,311

7,862

Catering

5,220

7,382

Utilities

5,245

5,642

Communication

11,785

5,533

Public relations

3,132

5,272

Office supplies and stationery

8,459

2,868

Others

9,361

14,911

Total

135,287

169,713

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

27.

OPERATING EXPENSES - OTHER COSTS OF SERVICES

This account consists of:

2004

2005

Radio frequency license

87,591

97,332

Cost of SIM cards and pulse reload vouchers

69,477

81,453

Content provider

16,128

45,828

Rent

34,056

40,975

Concession fee

27,817

27,225

Utilities

17,787

25,492

Billing and collection

9,150

15,480

Universal Service Obligations (“USO”)

-

12,957

Delivery and transportation

8,674

8,833

Wartel (“Phone Kiosk”) commission

656

7,932

Communication network

22,135

3,620

Insurance

10,405

3,183

Cost of software sold

14,205

-

Others

21,071

20,629

Total

339,152

390,939

28.

OTHER EXPENSES - FINANCING COST

This account consists of:

2004

2005

Interest on loans

295,285

285,782

Amortization of debts/bonds issuance cost (Notes 17 and 18)

4,226

3,944

Bank charges

62

379

Total

299,573

290,105

29.

PENSION PLAN

The Company, Satelindo and Lintasarta have defined benefit and defined contribution pension plans covering substantially all of their qualified permanent employees.

Defined Benefit Pension Plan

The Company, Satelindo and Lintasarta provide defined benefit pension plans to their respective employees under which pension benefits to be paid upon retirement are based on the employees’ most recent basic salary and number of years of service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plans. Pension contributions are determined by periodic actuarial calculations performed by Jiwasraya. The employees contribute 3% - 3.5% of their basic salary to the plans and the companies contribute any remaining amount required to fund their respective plans.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

29.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

Based on an amendment dated December 22, 2000 of the Company’s pension plan, which was further amended on March 29, 2001, the benefits and premium payment pattern were changed.
Before the amendment, the premium was regularly paid annually until the plan would be fully funded and the benefits consisted of retirement benefit (regular monthly or lump-sum pension) and death insurance. In conjunction with the amendment, the plan would be fully funded after making installment payments up to January 2002 of the required amount to fully fund the plan determined as of September 1, 2000. The amendment also includes an additional benefit in the form of thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri (“Moslem Holiday”).

The amendment covers employees registered as participants of the pension plan as of
September 1, 2000 and includes an increase in basic salary pension by 9% compounded annually starting from September 1, 2001. The amendment also stipulates that there will be no increase in the premium even in cases of mass employee terminations or changes in marital status.

The total premium installments based on the amendment amounted to Rp355,000, which was paid on due dates.

In 2002, the Company made additional payments to Jiwasraya amounting to Rp20,433 for additional pension benefits which will be received by the directors when they retire.

On June 25, 2003, Satelindo entered into an agreement with Jiwasraya to amend the benefit and premium payment pattern of the former’s pension plan. The amendment covers employees registered as participants of the pension plan as of December 25, 2002 up to June 25, 2003. Other new conditions include the following:

•

An increase in pension basic salary at 6% compounded annually starting from December 25, 2002

•

Thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri

•

An increase in periodic payment of retirement benefit at 6% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

Profit sharing provided by Jiwasraya to Satelindo if the average annual interest rate of time deposits of government banks exceeds 15%. The profit sharing is determined by a formula agreed by both parties and is intended to increase the participants’ retirement benefit.

The composition of the net periodic pension cost for the three months ended March 31, 2004 and 2005 is as follows:

2004

2005

Service cost

10,337

10,208

Interest cost

12,298

14,055

Net amortization and deferral

1,207

213

Return on plan assets

(13,686

)

(17,399)

Net periodic pension cost

10,156

7,077

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

29.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

The net periodic pension cost for the pension plans for the three months ended March 31, 2004 and 2005 was calculated based on the actuarial valuation as of December 31, 2004.

The actuarial valuation was prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

Annual discount rate

10%

Expected return on plan assets

10%

Annual rate of increase in compensation

9%

Prepaid pension cost - net consists of:

2004

(As Restated -

Note 4)

2005

Prepaid pension cost of

the Company:

Current portion (presented as part of “Prepaid Expenses”)

27,154

22,905

Long-term portion

130,924

174,457

Accrued pension cost of

  Lintasarta

(21,912

)

(22,247)

Net

136,166

175,115

Plan assets as of March 31, 2004 and 2005 principally consisted of time deposits, debt securities, long-term investment in shares of stock and property.

Defined Contribution Pension Plan

In May 2001 and January 2003, the Company and Satelindo assisted their employees in establishing their respective employees’ defined contribution pension plans, in addition to the defined benefit pension plan as mentioned above. Starting June 2004, the Company also assisted ex-IM3’s employees in establishing their defined contribution pension plan. Under the defined contribution pension plan, the employees contribute 10% - 20% of their basic salaries while the Company does not contribute to the plans. The plan assets are being administered and managed by seven financial institutions appointed by the Company and Satelindo, based on the choice of the employees.

On June 20, 2000, the Ministry of Manpower issued Decree No. KEP-150/Men/2000 (“KEP-150”) regarding the settlement of work dismissal and determination of separation, appreciation and compensation benefits by companies. Subsequently, KEP-150 was revoked by Labor Law No. 13/2003 dated March 25, 2003. The Companies’ employees will receive the benefits under this new law at the minimum. As of March 31, 2004 and 2005, the balance of accruals provided by the Companies in accordance with this law amounted to Rp33,674 (as restated) and Rp43,902, respectively. The accruals provided as of March 31, 2004 and 2005 were determined on the basis of actuarial computations. Such benefits provided are included in Personnel Expenses in the consolidated statements of income.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

The details of the accounts and the significant transactions entered into with related parties (affiliates, unless otherwise indicated) are as follows:

Amount

  Percentage to Total Assets/Liabilities (%)

2004

2005

2004

2005

Cash and cash equivalents

State-owned banks (Note 5)

2,258,605

2,017,147

8.537.29

Accounts receivable - trade

Telkom

449,281

228,570

1.70

0.83

PT Televisi Republik Indonesia

(Persero) (“TVRI”)

38,395

41,635

0.150.15StarHub Pte. Ltd. (“StarHub”),

Singapore

13,245

34,847

0.050.13

Singapore Telecommunications Ltd

(“SingTel”), Singapore

6,519

25,679

0.02

0.09

Telkomsel

198,494

23,277

0.750.08

PT Pos Indonesia

10,461

9,413

0.040.03

PT Infokom Elektrindo

10,565

7,716

0.040.03

PT Citra Sari Makmur (“CSM”)

4,922

3,768

0.020.01

PSN

3,347

3,570

0.01

0.01

Cable & Wireless Optus

(“Optus”), Australia

2,663

3,326

0.010.01PT Telekomindo SelularRaya

(“Telekomindo”)

2,401

2,512

0.010.01

PT Garuda Indonesia

988

1,961

0.00

0.01

PT Mobile Selular Indonesia (“Mobisel”)

1,053

1,272

0.00

0.00

Others

41,537

45,056

0.16

0.17

Total

783,871

432,602

2.961.56

Less allowance for doubtful accounts

154,545

161,802

0.58

0.58

Net

629,326

270,800

2.380.98

Prepaid expenses (as restated - Note 4)

Ministry of Communications

-

57,423

-

0.21Jiwasraya27,15422,9050.100.08

Kopindosat

-

1,843

-

0.01Others3,1374,1160.010.01

Total

30,291

86,287

0.110.31

Other current assets

State-owned banks

2,257

3,208

0.010.01

Due from related parties - net

Key management personnel

       31,771

                        27,330

                   0.12

 0.10

PT Yasawirya Indah Mega Media (“YIMM”)

       10,413

                        10,413

                   0.04

           0.04

                Kopindosat

2,230

6,197

0.010.02

      Telkomsel

1,782

5,340

0.010.02

                Optus

275

2,327

0.00

0.01

                SingTel

1,348

578

0.01

0.00

 GLP

33,424

-

0.13

-

                PT Kalimaya Perkasa Finance (“Kalimaya”)

10,401

-

0.04

-

      Others

32,551

2,805

0.110.01

Total

124,195

54,990

0.470.20

Less allowance for doubtful accounts

54,254

11,767

0.20

0.04

Net

69,941

43,223

0.270.16

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

  Percentage to Total Assets/Liabilities (%)

2004

2005

2004

2005

Long-term prepaid pension

(as restated - Note 4)

Jiwasraya

130,924

174,457

0.330.63

Long-term advances

Kopindosat

7,658

23,915

0.030.09

Others

5,773

472

0.020.00

Total

13,431

24,387

0.050.09

Non-current assets - others

State-owned banks

50,646

9,773

0.190.04

Telkom

-

858

-

0.00

Others

5,246

-

0.02

-

Total

55,892

10,631

0.210.04

Short-term loans

Mandiri

3,524

-

0.03

-

Accounts payable - trade

Optus

7,256

-

0.05

-

Others

9,272

4,838

0.070.03

Total

16,528

4,838

0.120.03

Procurement payable

Kopindosat

6,018

31,471

0.040.22

PT Industri Telekomunikasi Indonesia

13,229

25,819

0.09

0.18

Others

18

3,119

0.00

0.02

Total

19,265

60,409

0.130.42

Accrued expenses (as restated - Note 4)

Ministry of Communications

135,059

125,889

0.980.89

Key management personnel

51,108

76,737

0.37

0.54Jiwasraya21,91222,2470.160.16

Telkom

-

8,103

-

0.06

Kopindosat

1,863

3,263

0.010.02

Others

-

6,759

-

0.04

Total

209,942

242,998

1.521.71

Due to related parties

Telkom

-

9,620

-

0.07

PT Indonesia Comnet Plus (“Comnet”)

-

4,782

-

0.03

PT Pos Indonesia

-

3,450

-

0.02

State-owned banks

-

2,125

-

0.01

Kopindosat

2,015

1,518

0.010.01

PT Industri Telekomunikasi Indonesia

-

232

-

0.00

Others

410

5,821

0.00

0.05

Total

2,425

27,548

0.010.19

Long-term debts (including current

maturities)

State-owned banks

1,008,416

626,546

7.324.40

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Percentage to Respective

Income or Expenses

Amount

(%)

2004

2005

2004

2005

Operating revenues

Telkom

291,948

225,816

11.597.78

State-owned banks

75,741

46,038

3.011.59

Telkomsel

41,536

                 8,465

1.65                  0.29

StarHub Pte. Ltd., Singapore

9,771

6,963

0.390.24

Lembaga Kantor Berita Negara Antara

5,830

4,670

0.230.16

PT Infokom Elektrindo

5,384

4,609

0.210.16

Belgacom S.A.

3,628

4,462

0.140.15

PT Angkasa Pura

1,745

1,691

0.070.06

CSM

2,729

1,583

0.110.05

PSN

1,373

792

0.05

0.03

SingTel

48,523

(942

)

1.93(0.03)

Others

27,241

6,970

1.090.24

Total

515,449

311,117

20.4710.72

Operating expenses

Personnel (as restated - Note 4)

Key management personnel

17,030

19,098

0.980.95Jiwasraya10,1567,0770.580.35

Others

3,451

10,810

0.200.54

Total

30,637

36,985

1.761.84

Administration and general

Kopindosat

2,597

14,853

0.150.74

UGBDN

1,142

1,060

0.060.05

Others

861

29

0.05

0.00

Total

4,600

15,942

0.260.79

Compensation to telecommunications

carriers and

service providers

Telkom

144,728

107,464

8.335.35

Others

131

698

0.01

0.03

Total

144,859

108,162

8.345.38

Leased circuits

Comnet

7,995

8,364

0.460.42

SingTel

4,572

2,100

0.260.10

StarHub

619

764

0.04

0.04

Others

4,557

-

0.26

-

Total

17,743

11,228

1.020.56

Other costs of services

Ministry of Communications

115,408

137,514

6.646.84

PT Pos Indonesia

411

10,614

0.020.53

Others

2,047

172

0.12

0.01

Total

117,866

148,300

6.787.38

Other income (expenses)

Interest expense - net

State-owned banks

(10,402

)

(5,564

)

(7.05

)(1.29)

 Others

816

-

0.55-

Net

(9,586

)

(5,564

)

(6.50

)(1.29)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

The following are the significant agreements/transactions with related parties:

a.

State-owned banks

The Companies place a substantial amount of their cash and cash equivalents in various state-owned banks. Interest rates on these placements are comparable to those offered by third-party banks.

The Company and Sisindosat also obtained loans from Mandiri and BNI (Note 17).

b.

Telkom

(1)

a.

International telecommunications services

The Company and Satelindo have an agreement with Telkom, a majority state-owned local telecommunications services company, for the provision of international telecommunications services to the public. The principal matters covered by the agreement are as follows:

•

Telkom provides the local network for customers to make or receive international calls. The Company and Satelindo provide the international network for the customers. The international telecommunications services include international calls, telex, telegram, packet net, TV link, frame net, etc.

•

The Company, Satelindo and Telkom are responsible for their respective telecommunications facilities.

•

Telkom handles customer billing and collection, except for leased circuits and public phones located at the international gateways. The Company and Satelindo pay Telkom 1% of the collections made by Telkom, plus the billing process expenses which are fixed at Rp41 per record of outgoing call up to December 31, 2001 and Rp82 per record of outgoing call starting January 1, 2002, as compensation for billing processing (Note 25).

•

The compensation arrangement for the services provided is based on interconnection tariffs (Note 35) determined by the Ministry of Communications.

Receivables from Telkom are settled according to payments received by Telkom from the respective customers. These receivables are non-interest bearing.

Under a cooperation agreement with Telkom, the compensation of Telkom relating to leased circuit/channel services, such as world link and bit link, is calculated at 15% of the Company’s collected revenues from such services.

The Company and Satelindo also lease circuits from Telkom to link Jakarta, Medan and Surabaya.

b.

Cellular Services

Satelindo and IM3 also have an agreement with Telkom for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with Telkom’s Public Switched Telephone Network (“PSTN”), enabling Satelindo’s and IM3’s customers  to make outgoing calls to or receive incoming calls from Telkom’s customers. The interconnection tariffs are determined by the Ministry of Communications (Note 35).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

b.

Telkom (continued)

(2)

In 1994, Satelindo entered into a Land Transfer Agreement with Telkom for the transfer of Telkom’s rights to use 134,925 square meters of land located at Daan Mogot, West Jakarta, where Satelindo’s earth control station is currently situated. The Land Transfer Agreement enables Satelindo to use the land for a period of 30 years from the date of the agreement, for a price equivalent to US$40,000 less Rp43,220, and could be extended based on mutual agreement. This agreement was subsequently superseded by Land Rental Agreement dated December 6, 2001, under the same terms as those of the Land Transfer Agreement, except for a provision fixing the exchange rate in the conversion of the outstanding balance of the price which was paid in 2001.

(3)

In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease one transponder to Lintasarta for US$1,800 a year. Based on the first amendment agreement dated May 9, 2000, Telkom agreed to lease additional one-fourth of a transponder. Lintasarta paid US$2,250 a year from May 1, 2000 up to September 30, 2002. Based on the second amendment agreement dated December 2, 2002, the lease period has been extended to September 30, 2005. Lintasarta has to pay Rp4,781 for the transponder lease from October 1 up to December 31, 2002 and US$2,250 a year from January 1, 2003 up to September 30, 2005. However, based on the third amendment agreement dated March 15, 2004, the rental rate has been changed to Rp13,000 a year from April 1, 2004 up to September 30, 2007. Transponder lease expense charged to operations amounted to Rp4,766 in 2004 and Rp2,275 in 2005 which are presented as part of “Operating Expenses - Compensation to Telecommunications Carriers and Service Providers”.

The following is a summary of the significant transactions between the Companies and Telkom:

Percentage to Respective

Amount

Income or Expenses (%)

2004

2005

2004

2005

Net operating revenues

291,948

225,816

11.597.78

Operating expenses

144,728

107,464

8.33

5.35

c.

Telkomsel

The Company, Satelindo and IM3 have interconnection transactions with Telkomsel, a subsidiary of Telkom, under a contractual sharing agreement which provides the following:

•

The Company’s and Satelindo’s international gateway exchanges are interconnected with Telkomsel’s GSM mobile cellular telecommunications network to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

•

The Company and Satelindo receive as compensation for the interconnection, a portion of Telkomsel’s revenues from the related services that are made through the Company’s and Satelindo’s  international gateway exchanges.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

c.

Telkomsel (continued)

•

Satelindo and IM3 also have agreements with Telkomsel for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with Telkomsel’s network, enabling Telkomsel’s customers to make calls to or receive calls from Satelindo’s and IM3’s customers.

•

The agreements are renewable annually.

Interconnection revenues earned from Telkomsel for the periods ended March 31, 2004 and 2005 amounted to Rp84,020 and Rp4,352, respectively, which are net of interconnection charges amounting to Rp121,374 and Rp141,835, respectively.

d.

Jiwasraya

Jiwasraya is a state-owned life insurance company that provides services to the Companies in managing the Companies’ pension plans.

e.

Key Management Personnel

The amounts due from key management personnel represent portions of housing and transportation allowances which were given in advance by the Company to its employees and transformation incentive (incentive given to employees to encourage them to adapt to the transformation of the business of the Company from fixed line international provider to cellular operator) which is amortized over the average remaining service period of the employees.
The prepaid/unamortized portions of housing and transportation advances and transformation incentives which were given to key management personnel in 2004 and 2005 amounted to Rp31,771 and Rp27,330, respectively, and are presented as part of “Due from Related Parties”, while those given to non-key management personnel amounting to Rp2,130 and Rp2,343 as of March 31, 2004 and 2005 are presented as part of “Accounts Receivable - Others” for the current portion, and Rp119,276 and Rp127,508 as of March 31, 2004 and 2005, respectively, as “Long-term Receivables” for the long-term portion.

f.

Kopindosat

Kopindosat is a cooperative established by the Company’s employees to engage in various activities from which it earns revenues, such as providing housing and car loans and other consumer loans principally to the Company’s employees, as well as car, house, and equipment rental and other services principally to the Company.

Kopindosat and certain of its subsidiaries are under the supervision of the Company’s management. The Company also seconded several of its employees on a temporary basis to support Kopindosat and its subsidiaries in conducting their businesses and to provide managerial training for the Company’s employees. In addition, the Company provides Kopindosat and certain of its subsidiaries some office spaces in its buildings for use in their businesses.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

f.

Kopindosat (continued)

As of  March 31, 2004 and 2005, Kopindosat has investments in the following entities:

Equity Interest (%)

2004

2005

PT Puri Perkasa Farmindo

95.00

95.00

PT Duta Sukses Utama

90.00

90.00

PT Mutiara Data Caraka Lintas

15.00

15.00

Lintasarta

0.66

0.66

Sisindosat

0.53

0.53

IMM

0.50

0.50

Kopindosat distributes annually to the Company’s employees a portion of its profit earned during the preceding fiscal year. The Company initially makes the distribution (charged to a receivable account) to the employees and is subsequently reimbursed by Kopindosat. The timing of such reimbursement, which has historically occurred within the year of distribution, is subject to negotiations between the Company and Kopindosat. The receivable is non-interest bearing.

Due to the merger of the Company and Satelindo (Note 1e), Kopindosat and Koperasi Karyawan Satelindo Antariksa, a cooperative established by Satelindo’s employees, agreed to merge on March 2, 2004 with Kopindosat as the surviving entity.

g.

PSN

In 1997, Satelindo entered into an operation agreement with PSN, an investee of Telkom, in respect of the Palapa-C satellites. In accordance with the agreement, Satelindo agreed to operate and control the Palapa-C satellites through Satelindo’s Master Control Station (“MCS”) located at Daan Mogot, West Jakarta. Under the agreement, PSN shall pay an annual operation fee of US$323 to Satelindo. The operation fee is payable in quarterly installments.

The agreement was amended in 1999 relating to the de-orbit of one of the satellites.

h.

GLP

In 1997, GLP (an associated company) issued a promissory note amounting to US$10,000 payable to PT Asuransi Jasa Indonesia, which note was subsequently arranged to be made payable to PT Rekasaran Utama on the maturity date of the note in 1997. The note was secured by a corporate guarantee issued by Sisindosat.

As a result of the economic condition in Indonesia (Note 39), GLP could no longer pay the note. As guarantor, Sisindosat had become liable for the payment of the note. At the Extraordinary Meeting of the Stockholders of GLP in 1998, the stockholders approved that Sisindosat be entitled to take custody of the office building when GLP defaulted in the payment of the note. Based on a negotiable promissory note agreement in 1999, the note was settled from the proceeds of a loan acquired by Sisindosat from the Company and Sisindosat’s guarantee was released.

Sisindosat provided an allowance for possible loss from the non-collection of this loan receivable and related interest in 2002 and 2003, after considering GLP’s financial position. GLP was sold in 2004 (Note 9).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

h.

GLP (continued)

The management believes that the allowance provided on accounts receivable - trade and others from related parties is adequate to cover possible loss from uncollectible accounts.

The relationship and nature of account balances/transactions with other related parties are as follows:

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

1.

TVRI

Affiliate

Operating revenues - MIDI and

marketing expenses

(advertising)

2.

StarHub

Affiliate

Operating revenues -

international calls

3.

SingTel

Affiliate

Operating revenues - cellular and

international calls

4.

PT Pos Indonesia

Affiliate

Operating revenues - MIDI

5.

PT Infokom Elektrindo

Affiliate

Operating revenues - cellular,

international calls and MIDI

6.

CSM

Affiliate

Operating revenues - MIDI

7.

Optus

Affiliate

Operating revenues - cellular and

international calls

8.

Telekomindo

Affiliate

Operating revenues - cellular and

international calls

9.

PT Garuda Indonesia

Affiliate

Operating revenues - MIDI

10.

Mobisel

Affiliate

Operating revenues - cellular and

international calls

11.

Ministry of Communications

Government agency

Operating revenues - MIDI and

concession fee

12.

YIMM

Associated company

Interest-bearing loan

13.

Kalimaya

Associated company

Interest-bearing loan

14.

Comnet

Affiliate

Other cost of services - rent of

transmission channel

15.

PT Industri Telekomunikasi

Indonesia

Affiliate

Procurement payable

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

16.

Lembaga Kantor Berita

Negara Antara

Affiliate

Operating revenues – MIDI

17.

Belgacom S.A.

Affiliate

Operating revenues - cellular and

international calls

18.

PT Angkasa Pura

Affiliate

Operating revenues - MIDI

19.

UGBDN

Affiliate

Rent expense

31.

EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

2004

(As Restated -

Note 4)

2005

Numerator for basic and diluted earnings per share

Net income

637,890

282,811

Denominator - number of shares

Denominator for basic earnings per share

Weighted-average number of shares outstanding

during the period including effect of exercise of

ESOP Phase I

5,177,500,000

5,219,354,875

Dilutive effect of ESOP (Note 20)

Phase I

13,055,809

-

Phase II

-

20,566,478

Denominator for diluted earnings per share

5,190,555,809

5,239,921,353

Basic earnings per share

123.20

54.19

Diluted earnings per share

122.89

53.97

32.

DERIVATIVES

The Company’s overall treasury and funding policies focus on managing financial risks, including interest rate and foreign exchange risks, and on cost-efficient funding. The Company does not enter into derivative financial instruments for trading purposes.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

32.

DERIVATIVES (continued)

During 2004 and 2005, the Company entered into several swap contracts. Listed below is information related to the contracts and their fair values:

Cross Currency Swap:

                  Fair Value (Rp)

Notional

             2004

2005

Amount

(US$)

Receivable

Payable

ReceivablePayable

a. Goldman Sachs Capital Market, L.P.,

New York (“GSCM”)

*

50,000

-

11,459

--

b. GSCM *

25,000

-

3,784

--

c. GSCM *

25,000

-

-

--

d. Standard Chartered Bank, Jakarta

Branch

25,000

-

-

-18,123

e. JPMorgan Chase Bank, Singapore

Branch

 (“JPMorgan”)

25,000

-

-

-24,378

f. GSCM

100,000

-

-

-153,078

Sub-total

-

15,243

-195,579

* terminated in August 2004

Interest Rate Swap:

                  Fair Value (Rp)

Notional

             2004

2005

Amount

(US$)

Receivable

Payable

ReceivablePayable

g. Barclays Capital, London

 (“Barclays”)

50,000

14,511

-

-48,538

h. ABN AMRO Bank, N.V., London

Branch (“ABN”)***

25,000

-

-

--

i. GSCM **

25,000

-

-

--

j. ABN***

25,000

-

-

--

k.The Hongkong and Shanghai

Banking Corporation Limited,

Jakarta Branch (“HSBC“)

25,000

-

-

-2,324

l. ABN

50,000

-

-

-31,745

Sub-total

14,511

-

-

82,607

Total

14,511

15,243

-278,186

**  terminated in October 2004

*** terminated in January 2005

The net change in fair value of the swap contracts totalling Rp732 and Rp104,868 in 2004 and 2005, respectively, is presented as “Loss on Change in Fair Value of Derivatives-Net” under Other Income (Expenses) in the consolidated statement of income. “Derivative Assets” is presented under current assets amounting to Rp14,511 as of March 31, 2004 and “Derivative Liabilities” is presented under current liabilities amounting to Rp15,243 and Rp278,186 as of March 31, 2004 and 2005, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

32.

DERIVATIVES (continued)

The following are the details of the swap contracts:

Cross Currency Swap Contracts

a.

On January 20, 2004, the Company entered into a cross currency swap contract with GSCM. Based on the contract, the Company would swap, at the final exchange date (termination date)
on October 30, 2010, a total of Rp419,400 for US$50,000 minus Contingent Notional Amount. The Contingent Notional Amount would be computed based on 12-month LIBOR rate.
The contract provided for the Company to make semi-annual payments, every April 30 and October 30 up to the termination date, at 12-month U.S. dollar LIBOR plus 2.125% (subject to a maximum of 3.64%) per annum if the 12-month U.S. dollar LIBOR was equal to or less than 5.90%. Otherwise, the semi-annual payments would be at 12-month U.S. dollar LIBOR plus 2.125% per annum. This contract was terminated on August 9, 2004. Based on the termination confirmation, the Company should pay US$2,340 to GSCM for the termination payment and to roll over the US$2,340 outstanding balance under the contract into the new cross currency swap contract (Note 32f).

b.

On February 20, 2004, the Company entered into a cross currency swap contract with GSCM. Based on the contract, the Company would swap, at the final exchange date (termination date) on October 30, 2010, a total of Rp210,000 for US$25,000 minus Contingent Notional Amount.
The Contingent Notional Amount would be computed based on 12-month LIBOR rate.
The contract provided for the Company to make semi-annual payments, every April 30 and October 30 up to the termination date, at 12-month U.S. dollar LIBOR plus 1.75% (subject to a maximum of 3.65%) per annum if the 12-month U.S. dollar LIBOR was equal to or less than 6.20%. Otherwise, the semi-annual payments would be at 12-month U.S. dollar LIBOR plus 1.75% per annum. This contract was terminated on August 9, 2004. Based on the termination confirmation, the Company should pay US$1,020 to GSCM for the termination payment and to roll over the US$1,020 outstanding balance under the contract into the new cross currency swap contract (Note 32f).

c.

On March 31, 2004, the Company entered into a cross currency swap contract with GSCM. Based on the contract, the Company would swap, at the final exchange date (termination date) on October 30, 2010, a total of Rp211,250 for US$25,000 minus Contingent Notional Amount.
The Contingent Notional Amount would be computed based on 12-month LIBOR rate.
The contract provided for the Company to make semi-annual payments, every April 30 and
October 30 up to the termination date, at 12-month U.S. dollar LIBOR plus 0.95% per annum.
This contract was terminated on August 9, 2004. Based on the termination confirmation, the Company should pay US$4,140 to GSCM for the termination payment and to roll over the US$4,140 outstanding balance under the contract into the new cross currency swap contract (Note 32f).

d.

On April 23, 2004, the Company entered into a cross currency swap contract with Standard Chartered Bank, Jakarta Branch. Based on the contract, the Company will swap at the final exchange date (termination date) on November 5, 2008, a total of Rp214,625 for US$25,000.
The contract provides for the Company to make semi-annual payments, every May 5 and November 5 up to the termination date, at 6-month U.S. dollar LIBOR plus 2.60% per annum.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

32.

DERIVATIVES (continued)

Cross Currency Swap Contracts (continued)

e.

On November 5, 2004, the Company entered into a cross currency swap contract with JPMorgan. Based on the contract:

•

If the spot rate at termination date is less than Rp14,000 (in full amount) to US$1, the Company will swap at the final exchange date (termination date) on November 5, 2010, a total of Rp225,000 for US$25,000.

•

If the spot rate at termination date is higher than Rp14,000 (in full amount) to US$1, the Company will swap at the final exchange date (termination date) on November 5, 2010, a certain rupiah amount (i.e., equivalent to US$25,000 multiplied by exchange rate of Rp9,000 plus the excess of actual spot rate over Rp14,000) for US$25,000.

The contract provides for the Company to make semi-annual payments, every May 5 and November 5, up to termination date, at the fixed rate of 5% per annum of Rp225,000.

The contract provides early termination option for JPMorgan and the Company on
November 5, 2008 or November 5, 2009.

f.

On August 9, 2004, the Company entered into a new cross currency swap contract with GSCM to roll over the outstanding balance under its 3 previous cross currency swap contracts with GSCM (Notes 32a, 32b and 32c above). Based on the contract, the Company would swap at termination date on November 5, 2010, a total of Rp840,650 for US$100,000. The contract provides for the Company to make semi-annual payments, every May 5 and November 5, up to termination date, at 6-month U.S. dollar LIBOR plus 2.62% per annum.

As of March 31, 2005, the Company has transferred margin deposit to GSCM’s account amounting to US$16,250 which amount was charged to restricted cash, a component of “Other Non-current Assets” account.

Interest Rate Swap Contracts

g.

On February 10, 2004, the Company and Barclays entered into an interest swap contract with a notional amount of US$50,000. Based on the contract, the Company agreed to pay at floating rate, in semi-annual intervals, every May 5 and November 5 up to the termination date on November 5, 2010, 6-month U.S. dollar LIBOR plus 0.45% (subsequently changed to 1.33%*), in exchange for 7.75% per annum, times the actual number of days in which the 6-month U.S. dollar LIBOR is located in the pre-determined annual (subsequently changed to semi-annual*) range. The range has been predetermined annually (subsequently changed to semi-annually*) up to 2010 and takes effect on May 5 (subsequently changed to May 5 and November 5*) of each year (Note 40b).

The contract provides early termination option for Barclays, every May 5 and November 5, commencing on May 5, 2006 up to termination date.

As of March 31, 2005, the Company has transferred margin deposit to Barclays’ account amounting to US$2,190 which amount was charged to restricted cash, a component of “Other Non-current Assets” account.

* effective on September 15, 2004

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

32.

DERIVATIVES (continued)

Interest Rate Swap Contracts (continued)

h.

On April 19, 2004, the Company and ABN entered into an interest swap contract with a notional amount of US$25,000. Based on the contract, the Company agreed to pay at floating rate, in semi-annual intervals, every May 5 and November 5 up to termination date on November 5, 2008, 6-month U.S. dollar LIBOR plus 0.25%, in exchange for 7.75% per annum times the actual number of days on which the 6-month U.S. dollar LIBOR is less than the upper limit. The upper limit was pre-determined semi-annually up to 2008 and took effect on May 5 and November 5 of each semester.

The contract allowed ABN to terminate the contract, every May 5 and November 5, commencing on May 5, 2006.

On January 20, 2005, ABN preterminated this contract (Note 32l).

i.

On April 26, 2004, the Company and GSCM entered into an interest swap contract with a notional amount of US$25,000. Based on the contract, the Company agreed to pay at floating rate, in semi-annual intervals, every April 30 and October 30, up to the termination date on October 30, 2010, 6-month U.S. dollar LIBOR minus 0.25% (subject to a maximum of 7.64%) plus a Contingent Spread, in exchange for 7.75% per annum. The Contingent Spread was pre-determined semi-annually up to 2010 and took effect on April 30 and October 30 of each semester.

The contract provided early termination option for GSCM, every April 30 and October 30, commencing on October 30, 2004 up to October 30, 2008.

On October 30, 2004, GSCM terminated this contract.

j.

On May 6, 2004, the Company and ABN entered into an interest swap contract with a notional amount of US$25,000. Based on the contract, the Company agreed to pay at floating rate, in annual intervals, every November 5 up to termination date on November 5, 2006, 12-month U.S. dollar LIBOR plus 3.50% in exchange for 7.75% per annum.

On January 20, 2005, ABN preterminated this contract (Note 32l).

k.

On May 7, 2004, the Company and HSBC entered into an interest swap contract with a notional amount of US$25,000. Based on the contract, the Company agreed to pay at floating rate, in annual intervals, every November 5 up to the termination date on November 5, 2006, 12-month U.S. dollar LIBOR plus 3.50% in exchange for 7.75% per annum (Note 40e).

l.

On January 20, 2005, the Company entered into an interest rate swap contract with ABN with a notional amount of US$50,000 to unwind its existing 2 interest rate swap contracts with ABN (Notes 32h and 32j). Based on the contract which will be effective starting May 5, 2005, the existing interest rate swap contracts and all related cash flows are cancelled effective January 20, 2005 and the fair value of the existing interest rate swap contracts as of January 20, 2005 will be transferred into the new interest rate swap contract. Based on the contract, the Company agreed to pay at floating rate, in semi-annual intervals, on November 5, 2005 and thereafter every May 5 and November 5 up to the termination date on November 5, 2008, 6-month U.S. dollar LIBOR plus 3.15% in exchange for 7.75% per annum times the actual number of days in which the 6-month U.S.dollar LIBOR is located in the pre-determined ranges up to the termination date (Note 40f).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

33.

COMMITMENTS AND CONTINGENCIES

a.

As of March 31, 2005, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement, installation and maintenance of property and equipment, and procurement of SIM cards and pulse reload vouchers stock amounting to US$230,137, EUR444,621 (in full amount, equivalent to US$574) and Rp1,440,655, respectively (Note 40g).

The significant commitments on capital expenditures are as follows:

•

On April 15, 2004, the Company entered into a Construction of Single Network Jabotabek Area Agreement with PT Ericsson Indonesia and Ericsson AB (“Ericsson”), whereby Ericsson agreed to provide equipment and services in the construction of a single network for the Company’s GSM telecommunication system for contract amounts of US$95,951 and Rp194,087.

As of March 31, 2005, the Company has issued several Purchase Orders (“POs”) which relate to the purchase commitment under this agreement. The POs that have not been served amount to US$33,367 and Rp177,350 as of March 31, 2005.

?

On November 5, 2003, IM3 entered into an agreement with Nokia for the latter to enhance the former’s radio network in East Java for contract amounts of Rp61,761 and US$43,074. On October 19, 2004, the Company and Nokia amended the contract amounts to Rp113,923 and US$65,247.

As of March 31, 2005, the Company has issued several POs which relate to the purchase commitment under this agreement and its amendment. The POs that have not been served amount to Rp78,506 and US$29,702 as of March 31, 2005.

?

On March 29, 1996, Satelindo and Siemens AG entered into a GSM Public Land Mobile Network (“PLMN”) Agreement for Satelindo to procure GSM PLMN in order to fulfill its operational requirements. This agreement has been amended from time to time, the latest amendment of which is Amendment III dated June 6, 2003 covering Switching Subsystem Expansion Project. The total contract price under this agreement and its related amendments amounts to US$66,182 and an additional amount based on the future actual growth of Satelindo’s cellular subscribers (“pay-as-you-grow scheme”).

As of March 31, 2005, Satelindo has issued several POs which relate to the purchase commitment under this agreement and its amendments. The POs that have not been served amount to US$2,309 as of March 31, 2005.

?

On September 15, 2004, the Company and PT Alcatel Indonesia (“Alcatel”) entered into a Relocation Equipment Ex-Inner Jabotabek Agreement, whereby Alcatel agreed to dismantle cellular base station subsystem ex-Inner Jabotabek to be relocated outside of Jabotabek for a contract amount of Rp88,161.

As of March 31, 2005, the Company has issued several POs which relate to the purchase commitment under this agreement. The POs that have not been served amount to Rp69,786  as of March 31, 2005.

b.

As of March 31, 2005, commitments made by the Company under operating lease agreements amounted to Rp30,251 and US$97, which have less than one year maturities (Note 40g).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

33.

COMMITMENTS AND CONTINGENCIES (continued)

c.

In 1994 and 1998, the Company was appointed as a Financial Administrator (“FA”) and Central Billing Party (“CBP”), respectively, by a consortium which was established to build and sell/lease Asia Pacific Cable Network (“APCN”) submarine cable in countries in the Asia-Pacific Region. As an FA, the Company collects and distributes funds from the sale of APCN’s IRU and Defined Underwritten Capacity (“DUC”) and Occasional Commercial Use (“OCU”) service, while as a CBP, the Company manages funds from the members of the consortium for upgrading the APCN cable. The funds received from the sale of IRU and DUC, OCU services and funds received for upgrading the APCN cable do not belong to the Company and, therefore, are not recorded in the Company’s books. However, the Company manages these funds in separate accounts.
As of March 31, 2005, the balance of the funds (including interest earned) amounted to US$31,063. Besides the funds from the sale of IRU, the members of the consortium also receive their share of the interest earned by the above funds.

d.

Based on letters No. S-5341/LK/2002 and No. S-5327/LK/2002, both dated December 4, 2002, from the Ministry of Finance (“MOF”) of the Republic of Indonesia, the Company was fined 2% interest per month as penalty (maximum of interest for 24 months) for the late payment of the Government’s dividends. The Company paid the dividends in accordance with the payment schedule approved in its Stockholders’ Annual General Meeting.

The penalties amounted to Rp20,633 and Rp38,096 for the dividends from the Company’s net income in 1999 and 2000, respectively. Based on a letter dated January 6, 2003, the Company requested the MOF to reconsider its decision to impose the penalties.

On December 1, 2003, MOF, through its letter No. S-6287/LK/2003, refused to reconsider its decision. Based on the letter, the penalty for the dividend from the Company’s net income in 2000 has been increased from Rp38,096 to Rp42,902.

Based on letter No. S-20/MBU.S/2004 dated January 28, 2004 of the Ministry of State-owned Enterprises of the Republic of Indonesia, the Ministry requested the MOF to reconsider its decision to penalize the Company for the late payment of dividends to the Government.

On February 5, 2004, the MOF, in its letter No. S-498/LK/2004, reminded the Company to settle the penalties.

In response to letter No. S-20/MBU.S/2004 dated January 28, 2004 from the Ministry of State-owned Enterprises (see above), the MOF through its letter No.  S-126/MK.6/2004 dated March 15, 2004 stated that the request of the Ministry of State-owned Enterprises to release the Company from the penalty on late payment of dividends was difficult to consider as there was no regulation for the release of the penalty on the late payments of dividends.

As of March 31, 2004 and 2005, the Company did not accrue any penalties on the dividends because, in the opinion of the Company’s legal counsels, the MOF had no basis to impose the penalties.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

34.

TARIFF SYSTEM

a.

International telecommunications services

The service rates (“tariffs”) for overseas exchange carriers are set based on the international telecommunications regulations established by the International Telecommunications Union (“ITU”). These regulations require the international telecommunications administrations to establish and revise, under mutual agreement, accounting rates to be applied among them, taking into account the cost of providing specific telecommunications services and relevant recommendations from the Consultative Committee on International Telegraph and Telephone (“CCITT”). The rates are divided into terminal shares payable to the administrations of terminal countries and, where appropriate, into transit shares payable to the administrations of transit countries.

The ITU also regulates that the monetary unit to be used, in the absence of special arrangements, shall be the Special Drawing Right (“SDR”) or the Gold franc which is equivalent to 1/3.061 SDR. Each administration shall, subject to applicable national law, establish the charges to be collected from its customers.

The tariffs billed to domestic subscribers for international calls originating in Indonesia, also known as collection rates, are established in a decision letter of the Ministry of Communications, which rates are generally higher than the accounting rates. During the period 1996 to 1998, the Ministry of Communications made tariff changes effective January 1, 1997, March 15, 1998 and November 15, 1998.

b.

Cellular services

Tariffs for cellular providers are set on the basis of Regulation No. KM 27/PR.301/MPPT-98 dated February 23, 1998 of the Ministry of Tourism, Posts and Telecommunications (subsequently renamed “Ministry of Communications and Information Technology”). Under this regulation, the cellular tariffs consist of the following:

•

Connection fee

•

Monthly charges

•

Usage charges

The maximum tariff for connection fee is Rp200,000 per new connection number. The maximum tariff for monthly charges is Rp65,000. Usage charges consist of the following:

1.

Airtime

The maximum airtime tariff charged for “origin” cellular is Rp325/minute. The details of the tariff system are as follows:

a.

Cellular to cellular

: 2 times airtime rate

b.

Cellular to PSTN

: 1 time airtime rate

c.

PSTN to cellular

: 1 time airtime rate

d.

Card phone to cellular

: 1 time airtime rate plus 41% surcharge

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

34.

TARIFF SYSTEM (continued)

b.

Cellular services (continued)

2.

Usage

a.

Usage tariff charged to a cellular subscriber who makes a call to another subscriber using PSTN network is similar to the usage tariff of PSTN, which is applied on a time differentiation basis. For the use of local PSTN network, the tariff is computed at 50% of the prevailing local PSTN tariff.

b.

Long-distance usage tariff between two different service areas without using PSTN network is similar to the prevailing tariff on domestic long-distance call (“SLJJ”) for a PSTN subscriber.

The maximum tariff for active roaming is Rp1,000 per call and is charged to in-roaming cellular subscriber who makes a call.

Tariffs for prepaid customers are also regulated by the Ministry of Communications in its Decree No. KM.79 Year 1998 dated December 14, 1998, and are typically higher than tariffs for post-paid subscribers. Cellular operators are allowed to set their own tariffs. However, the maximum usage tariffs for prepaid customers may not exceed 140% of peak time tariffs for post-paid subscribers.

35.

INTERCONNECTION TARIFFS

Interconnection tariffs among domestic telecommunications operators are regulated by the Ministry of Communications through its decree No. KM.108/PR.301/MPPT-94 dated December 28, 1994. The decree has been updated several times with the latest update being decree No. KM.37 Year 1999 dated June 11, 1999. This decree, along with decree No. KM.46/PR.301/MPPT-98 dated February 27, 1998, prescribes interconnection tariff structures between mobile cellular telecommunications network and PSTN, mobile cellular telecommunications network and international telecommunications network, mobile cellular telecommunications network and other domestic mobile cellular telecommunications network, international telecommunications network and PSTN, and between other domestic PSTNs.

Based on the decree of the Ministry of Communications and Information Technology, the interconnection tariff arrangements are as follows:

1.

Structure of Interconnection Tariff

a.

Between international and domestic PSTN

Based on decision letter No. KM.37 Year 1999 dated June 11, 1999 of the Ministry of Communications, the interconnection tariffs are as follows:

Tariff

Basis

Access charge

Rp850 per call

Number of successful outgoing

and incoming calls

Usage charge

Rp550 per paid minute

Duration of successful outgoing

and incoming calls

USO

Rp750 per call

Number of successful outgoing

and incoming calls

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

35.

INTERCONNECTION TARIFFS (continued)

1.

Structure of Interconnection Tariff (continued)

a.

Between international and domestic PSTN (continued)

For a ten-year period effective January 1, 1995, the Company (Indosat only, not including Satelindo) was originally exempted from the obligation to pay USO to Telkom.

Based on a letter from the Ministry of Communications, the access and usage charges to be paid by an international telecommunications carrier to a domestic carrier for the next ten years up to 2004 are not to exceed 25% of the international telecommunications carrier’s international telecommunications revenue.

Based on letter No. 1685/Dittel/X/2003 dated September 3, 2003 of the Directorate General of Post and Telecommunications and decision letter No.KM.34 Year 2004 dated March 11, 2004 of the Ministry of Communications, the USO tariff has been changed from Rp750 per successful international outgoing or incoming call to 0.75% of gross revenues from all services after considering the interconnection expense and provision for doubtful accounts. The Government is still in the process of drafting the details of the regulation for further implementation of the USO program.

b.

Between domestic PSTN and other domestic PSTN

Interconnection charges for domestic telecommunication traffic (local and SLJJ) between domestic PSTN with other domestic PSTN are based on agreements made by those domestic PSTN telecommunication carriers.

c.

Between cellular telecommunications network and domestic PSTN

Based on the Ministry of Tourism, Posts and Telecommunications Decree No. KM.46/PR.301/ MPPT-98 (“Decree No. 46”) dated February 27, 1998 which became effective starting April 1, 1998, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to a PSTN subscriber, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls.
For local calls from the PSTN to a cellular subscriber, the cellular operator receives the airtime charged by the PSTN operator to its subscribers.

(2)

SLJJ

For SLJJ which originates from the PSTN to a cellular subscriber, the cellular operator receives a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the prevailing SLJJ tariff plus the airtime charges in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariff plus the airtime charges in cases where the entire long-distance portion is carried by the cellular operator.

For SLJJ which originates from a cellular telecommunications network to a PSTN subscriber, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariff in cases where the entire long-distance portion is carried by the cellular operator.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

35.

INTERCONNECTION TARIFFS (continued)

1.

Structure of Interconnection Tariff (continued)

d.

Between cellular telecommunications network and another cellular telecommunications network

Based on Decree No. 46, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to another, the “origin” cellular operator pays the airtime to the “destination” cellular operator. If the call is carried by a PSTN, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls.

(2)

SLJJ

For SLJJ which originates from a cellular telecommunications network, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, to 85% of the tariff in cases where the entire long-distance portion is carried by the cellular operator and the call is delivered to another cellular operator, and to 100% if the call is delivered to the same cellular operator.

e.

Between international PSTN and cellular telecommunications network

Starting from 1998, the interconnection tariff for international cellular call traffic to/from overseas from/to domestic cellular subscribers, regardless of whether the traffic is made through domestic PSTN or not, is based on the same tariff applied to traffic made through domestic PSTN as mentioned in “a” above. However, up to March 31, 2005, as agreed mutually with the cellular telecommunications operators, the Company (including Satelindo until it was merged - Note 1d) still applied the original contractual sharing agreements regarding the interconnection tariffs (Note 36).

f.

Between international gateway exchanges

Interconnection charges for international telecommunications traffic between international gateway exchanges are based on agreements between international telecommunications carriers and international telecommunications joint ventures.

2.

Revenue Sharing

Revenue from access and usage charges from international telecommunications traffic with telecommunications networks owned by more than one domestic telecommunications carrier which is not regulated by this decree, is to be proportionally shared with each carrier, which proportion is to be arranged by the Director General of Post and Telecommunications.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

36.

INTERCONNECTION AGREEMENTS WITH OTHER CELLULAR TELECOMMUNICATIONS OPERATORS

The Company, Satelindo and IM3 have interconnection agreements with each of PT Excelcomindo Pratama or “Excelcom” and Komselindo (for the interconnection agreement with Telkomsel,
Note 30). The principal matters covered by the agreements are as follows:

•

The Company’s and Satelindo’s international gateway exchanges are interconnected with mobile cellular telecommunication operators’ networks to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

•

The Company and Satelindo receive, as compensation for the interconnection, a portion of the cellular telecommunications operators’ revenues from the related services that are made through the Company’s and Satelindo’s international gateway exchanges.

•

Satelindo and IM3 also have an agreement with the above operators for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with the above operators’ network, enabling the above operators’ customers to make calls/send short message services (“SMS”) to or receive calls/SMS from Satelindo’s and IM3’s customers.

•

The agreements are renewable annually.

As of March 31, 2005, the latest agreement with Komselindo was signed on July 6, 2004, while the latest agreement with Excelcom was signed on May 12, 2003. The Company (including Satelindo and IM3 until they were merged - Note 1e) and the above operators still continue their business under the agreements by applying the original compensation formula.

Interconnection charges (revenues) - net incurred (earned) by the Company from the operators are as follows:

2004

2005

Excelcom

(1,114

)

(9,603

)

Komselindo

214

725

Net

charges

(900

)

(8,878

)

37.

ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The Companies’ monetary assets and liabilities denominated in various foreign currencies as of    March 31, 2005 (converted to equivalent U.S. dollar if currency is other than U.S. dollar) are as follows:

Amount in

Equivalent

U.S. Dollar

Rupiah *

Assets:

Cash and cash equivalents

58,554

555,095

Accounts receivable

Trade

78,969

748,626

Others

11,625

110,205

Other current assets

46

436

Due from related parties

606

5,745

Non-current assets - others

21,840

207,043

Total assets

171,640

1,627,150

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

37.

ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

Amount in

Equivalent

U.S. Dollar

Rupiah *

Liabilities:

Accounts payable - trade

10,278

97,435

Procurement payable

168,287

1,595,361

Accrued expenses

18,632

176,631

Deposits from customers

214

2,029

Derivative liabilities

29,344

278,186

Other current liabilities

38

360

Due to related parties

370

3,508

Bonds payable

300,000

2,843,914

Total liabilities

527,163

4,997,424

Net liabilities position

355,523

3,370,274

*

translated using the average of the buying and selling rates prevailing at balance sheet date as published by Bank Indonesia

38.

SEGMENT INFORMATION

The Companies manage and evaluate their operations in three major reportable segments: cellular, fixed telecommunication, and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets. The Companies operate in one geographic area only, so no geographical information on segments is presented.

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Expenditures for segment assets represent the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

Consolidated information by industry segment follows:

Major Segments

Fixed

OtherSegment

Cellular

Telecommunication

MIDI

ServicesTotal

2004 (As Restated - Note 4)

Operating revenues

Revenues from external

customers

1,721,591

440,008

348,4398,1442,518,182

Inter-segment revenues

(49,757

)

49,757

11,07015,26426,334

Total operating revenues

1,671,834

489,765

359,50923,4082,544,516

Inter-segment revenues

elimination

(26,334)

Operating revenues - net

2,518,182

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

38.

SEGMENT INFORMATION (continued)

2004 (As Restated - Note 4) (continued)

Major Segments

Fixed

OtherSegment

Cellular

Telecommunication

MIDI

ServicesTotal

Income

Operating income (loss)

579,062

147,998

54,040(876)780,224

Gain on sale of investment in

associated company

323,600

Gain on sale of other

long-term investment

110,929

Interest income

58,131

Gain on foreign exchange - net

7,202

Equity in net income of

associated companies

1,510

Financing cost

(299,573)

Income tax expense

(284,070)

Amortization of goodwill

(56,587)

Loss on change in fair value of

derivatives

- net

(732)

Others - net

4,566

Income before Minority Interest in

Net Income of Subsidiaries

645,200

Other Information

Segment assets

16,257,562

1,677,698

2,180,970158,41620,274,646

Unallocated assets

11,274,386

Inter-segment assets elimination

(5,074,955)

Assets - net

26,474,077

Segment liabilities

9,232,834

749,179

654,94455,45410,692,411

Unallocated liabilities

7,345,070

Inter-segment liabilities elimination

(4,256,059)

Liabilities - net

13,781,422

Capital expenditure

718,554

82,876

94,665971897,066

Depreciation and amortization

469,022

54,095

74,456

1,165598,738

Major Segments

Fixed

OtherSegment

Cellular

Telecommunication

MIDI

ServicesTotal

2005

Operating revenues

Revenues from external

customers

2,153,196

320,858

391,369

1372,865,560

Inter-segment revenues

(28,059

)

28,059

54,551

-54,551

Total operating revenues

2,125,137

348,917

445,920

1372,920,111

Inter-segment revenues

elimination

(54,551)

Operating revenues - net

2,865,560

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

38.

SEGMENT INFORMATION (continued)

Major Segments

Fixed

OtherSegment

Cellular

Telecommunication

MIDI

ServicesTotal

2005 (continued)

Income

Operating income

724,060

68,555

62,448

149855,212

Interest income

39,344

Financing cost

(290,105)

Income tax expense

(131,518)

Loss on change in fair value

of derivatives - net

(104,868)

Loss on foreign exchange - net

(67,243)

Amortization of goodwill

(56,587)

Others - net

46,640

Income before Minority Interest in

Net Income of Subsidiaries

290,875

Other Information

Segment assets

21,344,172

1,585,681

3,061,367

16625,991,386

Unallocated assets

5,435,518

Inter-segment assets elimination

(3,745,377)

Assets - net

27,681,527

Liabilities segment

13,479,752

1,021,120

1,077,192

30,92515,608,989

Unallocated liabilities

1,482,400

Inter-segment liabilities elimination

(2,918,958)

Liabilities - net

14,172,431

Capital expenditure

1,069,726

99,206

181,271

71,350,210

Depreciation and amortization

594,983

48,226

114,547

7757,763

39.

ECONOMIC CONDITIONS

The operations of the Company have been affected and may continue to be affected for the foreseeable future by the economic conditions in Indonesia that may contribute to volatility in currency values and negatively impact economic growth. Economic improvements and sustained recovery are dependent upon several factors such as fiscal and monetary actions being undertaken by the Government and others, actions that are beyond the control of the Company.

40.

SUBSEQUENT EVENTS

a.

On April 7, 2005, the Company received the proceeds amounting to US$10,539 from the sale of its investment in Intelsat (Note 10).

b.

On April 15, 2005, the Company terminated its interest rate swap contract with Barclays (Note 32g). Based on the termination confirmation, the Company is required to make termination payment in the amount of US$3,880 prior to April 20, 2005. The payment was made on April 21, 2005.

c.

On April 27, 2005, the Company established Indosat International Finance Company B.V. (“IIFB”) which was incorporated in Amsterdam (The Netherlands). IIFB is a financing company that only facilitates the Company’s borrowings from third parties and is not involved in any other activity.

d.

Up to May 12, 2005, 1,622,000 additional stock options from ESOP Phase I have been exercised by the employees (Note 20).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2005 (Unaudited)

With Comparative Figures for 2004 (Unaudited)

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

40.

SUBSEQUENT EVENTS (continued)

e.

On May 12, 2005, the Company terminated its interest rate swap contract with HSBC (Note 32k). Based on the termination confirmation, the Company is required to make termination payment in the amount of US$1,060.

f.

On May 12, 2005, the Company terminated its interest rate swap contract with ABN (Note 32l). Based on the termination confirmation, the Company is required to make termination payment in the amount of US$2,685.

g.

As of May 12, 2005, the average buying and selling rate of bank notes published by Bank Indonesia is Rp9,473 to US$1, while as of March 31, 2005, the average buying and selling rate was Rp9,480 to US$1. On the basis of the rate as of May 12, 2005, the Companies earned foreign exchange gain amounting to approximately Rp2,489 on the foreign currency liabilities, net of foreign currency assets, as of March 31, 2005 (Note 37).

The commitments for the capital expenditures and operating leases denominated in foreign currencies as of March 31, 2005 as disclosed in Notes 33a and 33b would approximate Rp2,185,525 and Rp919, respectively, if translated at the rates as of May 12, 2005.

41.

RECLASSIFICATION OF ACCOUNTS

Following are the accounts in the 2004 consolidated financial statements which have been reclassified to conform with the presentation of accounts in the 2005 consolidated financial statements:

As Previously Reported

As Reclassified

Amount

Cash and cash equivalents

Short-term investments - net

1,379

Due from related parties - net

Accounts receivable - others - net

of allowance for doubtful

of allowance for doubtful

accounts of Rp23,412

accounts of Rp23,412

-

Taxes payable

Prepaid taxes

334,048

Accrued expenses

Taxes payable

27,667

Other non-current liabilities

Accrued expenses

11,194

Operating revenues - other services

Operating revenues - multimedia, data

communication, internet (“MIDI”)

600

Operating expenses -

Operating expenses - other costs of

leased circuits

services

13,802

Operating expenses - compensation to

telecommunications carriers

and service providers

3,758

Other income (expenses) -

Other income (expenses) -

others - net

gain on sale of investment

in associated company323,600

42.

COMPLETION OF THE FINANCIAL STATEMENTS

The management of the Company is responsible for the preparation of the accompanying consolidated financial statements that were completed on May 12, 2005.

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